


BEASLEY BROADCAST GROUP, INC.
(Nasdaq: BBGI)



2006 Annual Report

Founded in 1961, Beasley Broadcast Group owns and operates 44 radio stations, 27 FM and 17 AM, located in eleven large- and mid-sized markets. Eighteen of these stations are located in six of the nation's top fifty radio markets: Boston, Atlanta, Philadelphia, Miami-Ft. Lauderdale, Las Vegas and West Palm Beach-Boca Raton.

Collectively, Beasley Broadcast Group radio stations reach 3.7 million people on a weekly basis according to Fall 2006 Arbitron reports.

To Our Fellow Stockholders...

In 2006, Beasley Broadcast Group celebrated its 45th anniversary. This is a heritage of which I'm most proud. Our commitment to the future is to build upon the successes of the past four-and-a-half decades and this was done consistently throughout 2006. Our Company completed the year on a strong note as the combination of management and programming changes in several markets - as well as two strategic acquisitions - resulted in solid financial improvements in the fourth quarter. This included a 6.7% rise in same-station revenue. Notably, the timing of the gains was consistent with expectations management established when implementing the above changes. We remain dedicated to our long-term goal of exceeding industry revenue growth, and believe we have taken actions in our markets and at the corporate level to achieve this objective.

2006 Financial Results

- Net revenue rose 0.7% to $125.2 million from $124.3 million in 2005.
- Operating income in 2006 advanced 3.3% to $25.9 million, while net income declined 5.3% to $10.1 million, or $0.42 per diluted share. This is compared to net income of $10.7 million, or $0.44 per diluted share, in 2005.
- We recorded $2.2 million in stock-based compensation expense in 2006 and $1.1 million in 2005. Net income in 2005 included a $2.0 million impairment charge.

The Year in Review

Our ongoing evaluation throughout 2006 of stations, programming, and personnel led to positive changes in several markets, some of which are now beginning to generate improved returns. By adding a powerful AM station to our Las Vegas cluster and entering into a transaction to add a station in Wilmington, DE that can be heard in four states, we greatly expanded our reach in two of our large-sized markets. We used our balance sheet prudently to support this acquisition growth as well as to pay dividends and buy back shares and to take advantage of the opportunities emerging technologies offer radio broadcasting.

With a reach of 3.7 million people weekly, through forty-four radio stations in eleven large and mid-sized markets, we feel that our portfolio has tremendous balance and diversity and we believe opportunities exist in each of the markets in which we operate.

Market Highlights

Since our large-sized markets, Philadelphia, Miami and Las Vegas, account for approximately 60% of our overall revenue mix, we closely monitor the stations these markets encompass. Changes in management, programming and sales were implemented and we remain intent on deriving further gains from these key properties.

BEASLEY BROADCAST GROUP INC.
(Nasdaq: BBGI)

In Philadelphia, our four-station cluster again outperformed the market in 2006. According to Miller Kaplan, market revenue share rose to 8.2% from 7.9% in 2005, a significant gain given the total market revenue of approximately $300 million.

It is our thought that our recent focus on operations within our Miami cluster has put us in a strong position for long-term growth. Our AM sports station showed revenue gains in the latter part of the year, and our Miami rhythmic contemporary hit station regained ratings leadership in its format in the second half of the year.

Las Vegas, one of the nation's fastest-growing markets, enjoyed overall radio revenue growth of 10.2% in 2006 as reported by Miller Kaplan. Our country formatted station, launched in 2005, is gaining momentum and the acquisition of KDWN-AM, with its 50,000 watt day/night signal and low dial position, enables us to reach more listeners than any other station in the market. Listeners and advertisers have responded positively to the newly-launched news-talk format, leading us to expect contributions to operating results in 2008.

While these three markets account for the largest portion of our overall revenue mix, I would be remiss in not acknowledging the solid successes of our mid-sized clusters in Fort Myers-Naples, FL, Greenville-New Bern, NC, Fayetteville, NC and Augusta, GA. Our stations in these communities are often the market leaders, currently cited in Miller Kaplan as the number one clusters when ranked by revenue thus far in 2007.

Emerging Technologies

I'm proud to report that Beasley has taken advantage of the industry's emerging technologies, specifically HD Radio™ and interactive platforms, to discover new and complementary revenue. Personally, I'm reminded of the growth FM brought our industry in the late 1970's and early to mid 1980's and I'm encouraged by the potential these new avenues bring radio broadcasting.

Our commitment to HD Radio technology, which offers superior sound quality and expanded programming opportunities, began several years ago. At the end of 2006, approximately 50% of our stations had converted to HD Radio and five offered alternate programming through multicasting. Currently, ten FM stations multicast additional channels and the company plans to convert its entire portfolio to HD Radio technology by the end of 2008.

Additionally, we formalized a company-wide initiative to derive value from interactive media through Beasley Interactive. Although created in 2000, our commitment in 2006 to significantly expand this division allows us to effectively compete in an increasingly Internet-based marketplace, with online advertising, streaming station content, listener participation and other new media.

In Conclusion

Since 1961, when our first station was built in Benson, North Carolina, I have been involved in every aspect of the radio broadcasting business. Much has changed in radio - the technology, the music, the personalities - but fortunately the important details remain. Radio continues to be a largely local medium, with devoted listeners. We continue to respond to the changing needs of our advertisers, our listeners, and our communities. All of our initiatives, including our continuous investment in station operations, are designed to create value for our shareholders.

Should you live in a community in which we operate, I welcome you to tune into our radio stations and get to know us "on-air". With the exciting new technologies available to our industry, you are also invited to listen to our stations online no matter where you live. These are exciting times for radio broadcasting and I very much look forward to reporting back to you next year. Thank you for your interest in our company and in our industry.

Sincerely yours,



George G. Beasley
Founder, Chairman and Chief Executive Officer
April 23, 2007

Forward-Looking Statements - This letter to stockholders includes forward-looking statements within the meaning of federal securities regulations. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to economic and regulatory changes, the effect of radio station acquisitions or dispositions, the loss of key personnel, a downturn in the performance of the Company's radio stations. the Company's substantial debt levels and changes in the radio broadcast industry generally, as well as the risks and uncertainties associated with the Beasley Broadcast Group's business described in its filings with the SEC. Although the Beasley Broadcast Group believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All information is as of the date of this letter to stockholders and the Company undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in expectations.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-29253

BEASLEY BROADCAST GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**65-0960915**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3033 Riviera Drive, Suite 200
Naples, Florida 34103
(Address of principal executive offices and Zip Code)

(239) 263-5000
(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act:

None

Securities Registered pursuant to Section 12(g) of the Act:

Class A Common Stock, $.001 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2006, the aggregate market value of the Class A common stock held by non-affiliates of the registrant was $46,543,000 based on the number of shares outstanding as of such date and the closing price of $7.00 on NASDAQ's National Market System on such date, the last business day of our most recently completed second quarter.

Class A Common Stock, $.001 par value 7,327,512 Shares Outstanding as of March 5, 2007

Class B Common Stock, $.001 par value 16,712,743 Shares Outstanding as of March 5, 2007

Documents Incorporated by Reference

Certain information in the registrant's Definitive Proxy Statement for its 2007 Annual Meeting of Stockholders pursuant to Regulation 14A, is incorporated by reference in Part III of this report, which will be filed with the Securities and Exchange Commission no later than April 30, 2007.

BEASLEY BROADCAST GROUP, INC.

FORM 10-K ANNUAL REPORT

FOR THE PERIOD ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

CERTAIN DEFINITIONS

Unless the context requires otherwise, all references in this report to "we," "us," "our," and similar terms refer to Beasley Broadcast Group, Inc. and its consolidated subsidiaries.

PART I

ITEM 1. BUSINESS

Overview

We are a radio broadcasting company whose primary business is acquiring, developing, and operating radio stations throughout the United States. We own and operate 43 radio stations in the following markets: Atlanta, GA, Boston, MA, Philadelphia, PA, Miami-Ft. Lauderdale, FL, Las Vegas, NV, West Palm Beach-Boca Raton, FL, Ft. Myers-Naples, FL, Greenville-New Bern-Jacksonville, NC, Fayetteville, NC and Augusta, GA.

Recent Developments

On February 1, 2007, we acquired the assets of WJBR-FM in Wilmington, DE from NextMedia Group, Inc. for $42.0 million. This acquisition was financed with $42.0 million of borrowings under our credit facility. We began operating WJBR-FM under a local marketing agreement ("LMA") with NextMedia Group, Inc. on October 1, 2006. We have included revenues earned and expenses incurred, including the associated fee, under the LMA in our results of operations during the term of the LMA, which expired upon completion of this acquisition. The transaction was structured as a "reverse" like-kind exchange in which we assigned our rights under the asset purchase agreement to a qualified intermediary in accordance with Section 1031 of the Internal Revenue Code. However, no assurance can be given that the transaction will qualify as a like-kind exchange under Section 1031 of the Internal Revenue Code or that we will achieve any tax-savings as a result of this structure. On February 1, 2007, we began operating WJBR-FM under a local marketing agreement with the qualified intermediary. We will include revenues earned and expenses incurred, including the associated fee, under the LMA in our results of operations during the term of the LMA, which will expire upon the transfer of WJBR-FM from the qualified intermediary back to us no later than July 31, 2007.

On December 12, 2006, we entered into a definitive asset purchase agreement to acquire KBET-AM in Las Vegas, NV for $2.5 million. We expect to complete this acquisition during the first quarter of 2007 however; it is subject to certain conditions, including FCC approval. We intend to finance this acquisition with cash on hand.

Radio Station Portfolio

The following table sets forth selected information about our portfolio of radio stations including WJBR-FM which we currently operate under a local marketing agreement in Wilmington, DE.

Market/Radio Station	2006 Radio Market Revenue Rank	Year Acquired	Format	2006 Market Revenue Growth	2006 Beasley Broadcast Group, Inc.'s Market Revenue Rank
Atlanta, GA	6			N/A	N/A
WAEC-AM		2000	Religious		
WWWE-AM		2000	Hispanic		
Boston, MA	9			N/A	N/A
WRCA-AM		2000	Foreign Language		
Philadelphia, PA	10			(4.2)%	5
WRDW-FM		1997	Rhythmic CHR		
WTMR-AM		1998	Religious		
WWDB-AM		1986	Financial		
WXTU-FM		1983	Country		

Market/Radio Station	2006 Radio Market Revenue Rank	Year Acquired	Format	2006 Market Revenue Growth	2006 Beasley Broadcast Group, Inc.'s Market Revenue Rank
Miami-Ft. Lauderdale, FL	11			3.9%	5
WHSR-AM		2000	Foreign Language		
WKIS-FM		1996	Country		
WPOW-FM		1986	Rhythmic CHR		
WQAM-AM		1996	Sports/Talk		
WWNN-AM		2000	Health		
Las Vegas, NV	30			10.2%	3
KCYE-FM		2001	Country		
KDWN-AM		2006	News/Talk		
KKLZ-FM		2001	Classic Rock		
KSTJ-FM		2001	AC		
West Palm Beach-Boca Raton, FL	42			N/A	N/A
WSBR-AM		2000	Financial		
Ft. Myers-Naples, FL	56			8.4%	1
WJBX-FM		1998	Alternative Rock		
WJPT-FM		1998	Adult Standards		
WRXK-FM		1986	Classic Rock		
WWCN-AM		1987	Sports/Talk		
WXKB-FM		1995	Adult CHR		
Wilmington, DE	81			N/A	N/A
WJBR-FM		2007	AC		
Greenville-New Bern- Jacksonville, NC	90			(6.5)%	1
WIKS-FM		1996	Urban AC		
WMGV-FM		1996	AC		
WNCT-AM		1996	Hispanic		
WNCT-FM		1996	Oldies		
WSFL-FM		1991	Classic Rock		
WXNR-FM		1996	Alternative Rock		
Fayetteville, NC	106			2.2%	1
WAZZ-AM		1997	Adult Standards		
WFLB-FM		1996	Classic Hits		
WKML-FM		1983	Country		
WTEL-AM		1997	Religious		
WUKS-FM		1997	Urban AC		
WZFX-FM		1997	Urban		
Augusta, GA	132			15.6%	2
WCHZ-FM		1997	Active Rock		
WDRR-FM		1992	Classic Hits		
WGAC-AM		1993	News/Talk		
WGAC-FM		2000	News/Talk		
WGUS-AM		2003	Southern Gospel		
WGUS-FM		1994	Southern Gospel		
WHHD-FM		2001	Adult CHR		
WKXC-FM		2001	Country		
WRDW-AM		2000	News/Sports/Talk		

For our radio station portfolio, we derived:

- the 2006 radio market revenue rank from BIA Financial Network, Inc. The radio market revenue rank reflects the size of the radio market compared to other radio markets in the United States when measured by the amount of revenue derived by all of the radio stations in each market.
- the 2006 market revenue growth from Miller, Kaplan, Arase & Co. (December 2006 ed.). The market revenue growth reflects the change in the size of the radio market from 2005 to 2006 when measured by the amount of revenue derived by all of the radio stations in that market. We do not subscribe to Miller, Kaplan, Arase & Co. for Atlanta, Boston, West Palm Beach-Boca Raton, and Wilmington therefore the reports containing this information for these markets were not available to us.
- our 2006 market revenue rank from Miller, Kaplan, Arase & Co. (December 2006 ed.). Our market revenue rank reflects the size of our share of the radio market compared to other owners in the radio market when measured by the amount of revenue derived by all of the radio stations in that market. We do not subscribe to Miller, Kaplan, Arase & Co. for Atlanta, Boston, West Palm Beach-Boca Raton, and Wilmington therefore the reports containing this information for these markets were not available to us.

Operating Strategy

We seek to secure and maintain a leadership position in the markets we serve by developing market-leading clusters of radio stations in each of our markets. We operate our radio stations in clusters to capture a variety of demographic listener groups, which we believe enhances our radio stations' appeal to a wide range of advertisers. In addition, we have been able to achieve operating efficiencies by consolidating office and studio space where possible to minimize duplicative management positions and reduce overhead expenses. Finally, we believe that strategic acquisitions of additional radio stations in existing clusters position us to capitalize on our market expertise and existing relationships with local advertisers to increase revenues of the acquired radio stations.

We conduct extensive market research in an effort to enhance our ratings and in certain circumstances to identify opportunities to reformat radio stations to reach underserved demographic groups and increase advertising revenue. Our research, programming and promotions strategy combines thorough research with an assessment of our competitors' vulnerabilities and overall market dynamics in order to identify specific audience and formatting opportunities within each market. Using this research, we tailor our programming and promotions on each radio station to maximize its appeal to its target audience and to respond to the changing preferences of our listeners.

Our radio stations pursue a variety of programming and promotional initiatives designed to develop a distinctive identity and to strengthen the radio stations' local brand or franchise. In addition, through our research, programming and promotional initiatives, we create a marketable identity for our radio stations to enhance audience share and listener loyalty.

Acquisition Strategy

Our acquisition strategy is to (1) acquire additional radio stations in our current markets to further enhance our market position (2) acquire existing clusters in new markets or establish a presence in new markets where we believe we can build successful clusters over time and (3) pursue swap opportunities with other radio station owners to build or enhance our market.

Competition; Changes in Broadcasting Industry

The radio broadcasting industry is highly competitive. The success of each of our radio stations depends largely upon its audience ratings and its share of the overall advertising revenue within its market. Our radio stations compete for listeners and advertising revenue directly with other radio stations and other media outlets within their respective markets. Radio stations compete for listeners primarily on the basis of program content that appeals to a particular demographic group. By building a strong listener base consisting of a specific demographic group in each of our markets, we are able to attract advertisers seeking to reach those listeners.

The following are some of the factors that we believe are important to a radio station's competitive position:

- transmitter power;
- management experience;
- assigned frequency;
- audience characteristics;
- local program acceptance; and
- the number and characteristics of other radio stations and other advertising media in the market area.

We attempt to improve our competitive position with promotional campaigns aimed at the demographic groups targeted by our radio stations and by sales efforts designed to attract advertisers.

The operation of a radio station requires a license from the FCC. The number of radio stations that can operate in a given market is limited by strict AM interference criteria and availability of FM radio frequencies allotted by the FCC to communities in that market. The FCC's multiple ownership rules that regulate the number of radio stations serving the same area that may be owned or controlled by a single entity further limits the number of radio stations that a single entity may operate in a market.

Our radio stations compete for audiences and advertising revenues within their respective markets directly with other radio stations, as well as with other media such as newspapers, magazines, over-the-air and cable television, outdoor advertising and direct mail. The radio broadcasting industry also competes with other media technologies such as satellite-delivered digital audio radio services, audio programming offered by cable systems, direct broadcast satellite systems, internet content providers, personal communications services and other wireless digital audio delivery services as well as low-power FM radio, which has resulted in new noncommercial FM stations serving small, localized areas. Historically, the radio broadcasting industry has grown despite the introduction of competing technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audiotapes, personal digital audio devices and compact discs. There can be no assurances, however, that this historical growth will continue or that the development or introduction in the future of any existing or new media technology will not have an adverse effect on the radio broadcasting industry.

The FCC selected the In-Band On-Channel™ as the exclusive technology for introduction of terrestrial digital operations by AM and FM radio stations. The technology is also known as "HD Radio™ ." The advantages of digital audio broadcasting over traditional analog broadcasting technology include improved sound quality, additional channels and the ability to offer a greater variety of auxiliary services. HD Radio™ technology permits a radio station to transmit radio programming in both analog and digital formats, and eventually in digital only formats, using the bandwidth that the radio station is currently licensed to use. It is unclear what impact the introduction of digital broadcasting will have on the radio markets in which we compete. Under Special Temporary Authority, the FCC has authorized use of HD Radio™ digital technology developed by iBiquity Digital Corporation, or iBiquity, on FM stations full-time and on AM stations day-time only. The final digital radio rules remain under consideration by the FCC.

We currently utilize HD Radio™ digital technology on a number of our stations and plan to install this technology on most of our other stations over the next few years. In addition to committing to the use of this technology, we also hold an equity interest in iBiquity. We are also a member of the HD Digital Radio Alliance Association, which has been formed to promote and develop HD Radio™ and its digital multicast operations.

We cannot predict what other new competitive services or other regulatory matters might be considered in the future by the FCC, nor can we assess in advance what impact, if any, the implementation of any of these services, proposals or changes might have on our business.

Seasonality

Seasonal revenue fluctuations are common in the radio broadcasting industry and are due primarily to fluctuations in advertising expenditures. Our net revenues are typically lowest in the first calendar quarter of the year.

Employees

As of February 28, 2007, we had a staff of 549 full-time employees and 199 part-time employees. We are a party to a collective bargaining agreement with the American Federation of Television and Radio Artists. This agreement applies only to certain of our employees at WXTU-FM in Philadelphia. The collective bargaining agreement automatically renews for successive one-year periods unless either party gives a notice of proposed termination at least 60 days before the termination date. We believe that our relations with our employees are good.

Environmental

As the owner, lessee or operator of various real properties and facilities, we are subject to federal, state and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business. There can be no assurance, however, that compliance with existing or new environmental laws and regulations will not require us to make significant expenditures of funds.

Available Information

Our Internet address is www.bbgi.com. You may obtain through our internet website, free of charge, copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. These reports will be available as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission.

Federal Regulation of Radio Broadcasting

The radio broadcasting industry is subject to extensive and changing federal regulation of, among other things, program and advertising content including determination of indecency standards, technical operations and business and employment practices. This regulatory regime is administered by the Federal Communications Commission, or FCC, which regulates radio station ownership, operation and transfer. Among other things, the FCC:

- assigns frequency bands for broadcasting;
- determines the particular frequencies, locations, operating powers and other technical parameters of radio stations;
- issues, renews, revokes, conditions and modifies radio station licenses;
- determines whether to approve changes in ownership or control of radio station licenses;
- regulates equipment used by radio stations; and
- adopts and implements regulations and policies that directly affect the ownership, operation and employment practices of radio stations.

The FCC has the power to impose penalties for violations of its rules or the Communications Act, including the imposition of monetary forfeitures, the issuance of short-term licenses, the imposition of a condition on the renewal of a license, and, in egregious cases, non-renewal of licenses and the revocation of licenses.

The following is a brief summary of some provisions of the Communications Act and of certain specific FCC rules and policies. The summary is not a comprehensive listing of all of the regulations and policies affecting radio stations. For further information concerning the nature and extent of federal regulation of radio stations, you should refer to the Communications Act, FCC rules and FCC public notices and rulings.

FCC Licenses. Radio stations operate pursuant to broadcasting licenses that are ordinarily granted by the FCC for renewable terms of eight years. A radio station may continue to operate beyond the expiration date of its license if a timely filed license renewal application is pending. During the periods when renewal applications are pending, petitions to deny license renewals can be filed by interested parties, including members of the public. Historically, FCC licenses have generally been renewed. We have no reason to believe that our licenses will not be renewed, although there can be no assurance to that effect. The non-renewal of one or more of our licenses could have a material adverse effect on our business.

The FCC classifies each AM and FM radio station. An AM radio station operates on either a clear channel, regional channel or local channel. A clear channel is one on which AM radio stations are assigned to serve wide areas. Clear channel AM radio stations are classified as either: Class A radio stations, which operate on an unlimited time basis and are designated to render primary and secondary service over an extended area; Class B radio stations, which operate on an unlimited time basis and are designed to render service only over a primary service area; or Class D AM radio stations, which operate either during daytime hours only, during limited times only or on an unlimited time basis with low nighttime power. A regional channel is one on which Class B and Class D AM radio stations may operate and serve primarily a principal center of population and the rural areas contiguous to it. A local channel is one on which AM radio stations operate on an unlimited time basis and serve primarily a community and the immediately contiguous suburban and rural areas. Class C AM radio stations operate on a local channel and are designed to render service only over a primary service area that may be reduced as a consequence of interference.

The FCC has authorized an additional 100 kHz of bandwidth for the AM band and has allotted frequencies in this new band to certain existing AM radio station licensees that applied for migration to the expanded AM band, including one of our radio stations, subject to the requirement that at the end of a transition period, those licensees return to the FCC the license for one of the AM band radio stations. Upon the completion of the migration process, it is expected that some AM radio stations will have improved coverage because of reduced interference. We have not completed our evaluation of the impact of the migration process on our operations but believe that such impact will not be material. We currently operate WRDW-AM on 1630 kHz in the expanded AM band. Current FCC requirements call for surrender of either the expanded band license for WRDW-AM or the existing band license for WGUS-AM in Augusta, GA. This surrender obligation is currently suspended while the FCC evaluates third party proposals to allow for the sale rather than surrender of one of the two licenses.

The class of an FM radio station determines its minimum and maximum facilities requirements. FM class designations depend upon the geographic zone in which the transmitter of the FM radio station is located. In general, commercial FM radio stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1, C0 and C. In addition, the FCC has adopted a rule that subjects Class C FM radio stations that do not satisfy a certain antenna height requirement to an involuntary downgrade in class to Class C0 under certain circumstances.

The following table sets forth the market served (the FCC-designated city of license may differ), call letters, FCC license classification, frequency, power and FCC license expiration date of each of the radio stations that we own including both the existing band license for WGUS-AM and the expanded band license for WRDW-AM in Augusta, GA and the license for WJBR-FM which we currently operate under a local marketing agreement in

Wilmington, DE. In many cases, our licenses are held by wholly-owned indirect subsidiaries. Pursuant to FCC rules and regulations, many AM radio stations are licensed to operate at a reduced power during the nighttime broadcasting hours, which can result in reducing the radio station's coverage during the nighttime hours of operation. Both daytime and nighttime power is shown, where applicable. For FM radio stations, the maximum effective radiated power in the main lobe is given.

Market	Call Letters	FCC Class	Frequency	Power in Kilowatts	Expiration Date of FCC License
Atlanta, GA	WAEC-AM	B	860 kHz	5 day/.5 night	04/01/2012
	WWWE-AM	D	1100 kHz	5	04/01/2012
Boston, MA	WRCA-AM	B	1330 kHz	5	04/01/2014
Philadelphia, PA	WRDW-FM	B	96.5 MHz	17	08/01/2014
	WTMR-AM	B	800 kHz	5 day/.5 night	06/01/2014
	WWDB-AM	D	860 kHz	10	08/01/2014
	WXTU-FM	B	92.5 MHz	15.5	08/01/2014
Miami-Ft. Lauderdale, FL	WHSR-AM	B	980 kHz	5 day/1 night	02/01/2012
	WKIS-FM	C	99.9 MHz	100	02/01/2012
	WPOW-FM	C	96.5 MHz	100	02/01/2012
	WQAM-AM	B	560 kHz	5 day/1 night	02/01/2004
	WWNN-AM	B	1470 kHz	50 day/2.5 night	02/01/2012
Las Vegas, NV	KCYE-FM	C	104.3 MHz	24.5	10/01/2005
	KDWN-AM	B	720 kHz	50	10/01/2013
	KKLZ-FM	C	96.3 MHz	100	10/01/2013
	KSTJ-FM	C	102.7 MHz	96	10/01/2013
West Palm Beach-Boca Raton, FL	WSBR-AM	B	740 kHz	2.5 day/.94 night	02/01/2012
Ft. Myers-Naples, FL	WJBX-FM	C2	99.3 MHz	45	02/01/2012
	WJPT-FM	C2	106.3 MHz	50	02/01/2012
	WRXK-FM	C	96.1 MHz	100	02/01/2012
	WWCN-AM	B	770 kHz	10 day/1 night	02/01/2012
	WXKB-FM	C	103.9 MHz	100	02/01/2012
Wilmington, DE	WJBR-FM	B	99.5 MHz	50	08/01/2014
Greenville-New Bern-Jacksonville, NC	WIKS-FM	C1	101.9 MHz	100	12/01/2011
	WMGV-FM	C1	103.3 MHz	100	12/01/2011
	WNCT-AM	B	1070 kHz	50 day/10 night	12/01/2011
	WNCT-FM	C	107.9 MHz	100	12/01/2011
	WSFL-FM	C1	106.5 MHz	100	12/01/2011
	WXNR-FM	C2	99.5 MHz	16.5	12/01/2011
Fayetteville, NC	WAZZ-AM	C	1490 kHz	1	12/01/2011
	WFLB-FM	C	96.5 MHz	100	12/01/2011
	WKML-FM	C	95.7 MHz	100	12/01/2011
	WTEL-AM	B	1160 kHz	5 day/.25 night	12/01/2011
	WUKS-FM	C3	107.7 MHz	5.2	12/01/2011
	WZFX-FM	C1	99.1 MHz	100	12/01/2011
Augusta, GA	WCHZ-FM	C3	95.1 MHz	5.7	04/01/2012
	WDRR-FM	C3	93.9 MHz	13	04/01/2012
	WGAC-AM	B	580 kHz	5 day/.84 night	04/01/2012
	WGAC-FM	A	93.1 MHz	4.1	04/01/2012
	WGUS-AM	B	1480 kHz	5	04/01/2012
	WGUS-FM	A	102.7 MHz	3	12/01/2011
	WHHD-FM	C3	98.3 MHz	11.5	12/01/2011
	WKXC-FM	C2	99.5 MHz	24	12/01/2011
	WRDW-AM	B	1630 kHz	10 day/1 night	04/01/2012

WQAM-AM's license renewal is currently subject to objections and indecency-related proceedings at the FCC, described below, and that renewal has not yet been granted. We timely-filed a renewal application in October 2003. Because we filed a timely renewal application, we continue to operate the radio station under this license in the ordinary course. We do not anticipate non-renewal.

In February 2004, the FCC initiated an enforcement inquiry in response to allegations that WQAM-AM had broadcast indecent material on one day in September 2003. In November 2004, the FCC issued to us a notice of apparent liability for a monetary forfeiture of $55,000 for alleged indecency violations relating to broadcasts on two additional days in September 2003 at WQAM-AM. In December 2004, the FCC initiated an enforcement inquiry in response to allegations that WQAM-AM had broadcast indecent material on eight different dates in 2004 on the Howard Stern Show; that inquiry also relates to WRXK-FM, which also carried the Howard Stern Show at that time. In August 2005, the FCC initiated an enforcement inquiry in response to allegations that WQAM-AM had broadcast indecent material on four different occasions; that inquiry also relates to WRXK. Other complaints involving the broadcast of alleged indecent or profane material by radio stations we own remain pending.

KCYE-FM's license has not yet been renewed. We timely-filed a renewal application in June 2005. Because we filed a timely renewal application, we continue to operate the radio station under this license in the ordinary course. We do not anticipate non-renewal.

Indecency Regulation. The FCC's rules prohibit the broadcast of obscene material at any time and indecent material between the hours of 6 am and 10 pm. Broadcasters' risk of violating the prohibition on the broadcast of indecent material is increased by the vagueness of the FCC's definition of indecent material, coupled with the spontaneity of live programming. The FCC in the last few years has stepped up its enforcement activities as they apply to indecency, and has threatened to initiate license revocation or license renewal proceedings against broadcast licensees for a category of undefined "serious" indecency violations. The FCC has also expanded the breadth of indecency regulation to include material that could be considered "blasphemy" "personally reviling epithets", "profanity" and vulgar or coarse words amounting to a nuisance. Legislation has also been enacted that substantially increases the monetary penalties for broadcasting indecent programming. Other legislative proposals have been keyed to the number of violations found by the FCC and would potentially subject broadcasters to license revocation, renewal or qualifications proceedings in the event that they broadcast indecent material. One of our radio stations was issued a notice of apparent liability for a monetary forfeiture for indecency violations, and is currently subject to an enforcement inquiry with respect to alleged indecency violations, and that radio station as well as others of our radio stations are currently subject to separate enforcement inquiries with respect to alleged indecency violations. See FCC Licenses above.

Transfers or Assignment of License. The Communications Act prohibits the assignment of broadcast licenses or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant such approval, the FCC considers a number of factors pertaining to the licensee and proposed licensee, including:

- compliance with the various rules limiting common ownership of media properties in a given market;
- the character of the licensee and those persons holding attributable interests in the licensee; and
- compliance with the Communications Act's limitations on alien ownership as well as compliance with other FCC regulations and policies.

To obtain FCC consent to assign or transfer control of a broadcast license, appropriate applications must be filed with the FCC. If the application involves a substantial change in ownership or control, the application must be placed on public notice for not less than 30 days during which time interested parties, including members of the public, may file petitions to deny or other objections against the application. These types of petitions are filed from time to time with respect to proposed acquisitions. Informal objections to assignment and transfer of control applications may be filed at any time up until the FCC acts on the application. If the application does not involve a substantial change in ownership or control, it is a pro forma application. The pro forma application is nevertheless subject to having informal objections filed against it. When passing on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer of the broadcast license to any party other than the assignee or transferee specified in the application. If the FCC grants an assignment or transfer application, interested parties have 30 days from public notice of the grant to seek reconsideration of that grant. The FCC has an additional ten days in the normal course to set aside the grant on its own motion. The Communications Act permits certain court appeals of a contested grant as well.

Multiple and Cross-Ownership Rules. The Communications Act and FCC rules impose specific limits on the number of commercial radio stations an entity can own in a single market and the combination of radio stations, television stations and newspapers that any entity can own in a single market. The radio multiple-ownership rules may preclude us from acquiring certain radio stations we might otherwise seek to acquire. The ownership rules also effectively prevent us from selling radio stations in a market to a buyer that has reached its ownership limit in the market unless that buyer divests other radio stations. The local radio ownership rules are as follows:

- in markets with 45 or more radio stations, ownership is limited to eight commercial radio stations, no more than five of which can be either AM or FM;
- in markets with 30 to 44 radio stations, ownership is limited to seven commercial radio stations, no more than four of which can be either AM or FM;
- in markets with 15 to 29 radio stations, ownership is limited to six commercial radio stations, no more than four of which can be either AM or FM; and
- in markets with 14 or fewer radio stations, ownership is limited to five commercial radio stations or no more than 50% of the market's total, whichever is lower, and no more than three of which can be either AM or FM.

In June 2003, the FCC adopted rules, which changed the methodology by which it defines a particular radio market and counts radio stations to determine compliance with the radio multiple ownership restrictions. Such changes generally reduce the number of radio stations counted as being in a "market." The FCC's new rules also provide that parties which own groups of radio stations that comply with the previous multiple ownership rules, but do not comply with the new limits, will be allowed to retain those groups on a "grandfathered" basis, but will not be allowed to transfer or assign those groups intact unless such transfer or assignment is to certain eligible small businesses. A temporary stay of these rules was lifted in August 2004 and they are now in effect. Under these rules, our ability to transfer or assign our radio stations as a group to a single buyer in one of our current markets may be limited. In June 2004, the United States Court of Appeals for the Third Circuit remanded to the FCC for further justification or modification the FCC's decision to retain the numerical limits on local radio ownership set forth above. Pending action on such remand, the FCC has continued to apply such limits.

The FCC's radio/television cross-ownership rules permit a single owner to own up to two television stations, consistent with the FCC's rules on common ownership of television stations, together with one radio station in all markets. In addition, an owner will be permitted to own additional radio stations, not to exceed the local radio ownership limits for the market, as follows:

- in markets where 20 media voices will remain after the consummation of the proposed transaction, an owner may own an additional five radio stations, or, if the owner only has one television station, an additional six radio stations; and
- in markets where 10 media voices will remain after the consummation of the proposed transaction, an owner may own an additional three radio stations.

A media voice includes each independently-owned, full power television and radio station and each daily newspaper, plus one voice for all cable television systems operating in the market.

In addition to the limits on the number of radio stations and radio/television combinations that a single owner may own, the FCC's broadcast/newspaper cross-ownership rule prohibits the same owner from owning a broadcast station and a daily newspaper in the same geographic market.

As part of its rulemaking order on broadcast ownership in June 2003, the FCC adopted new rules which would eliminate television-radio cross ownership restrictions in markets with four or more television stations, and would relax newspaper-broadcast cross ownership restrictions in markets with between four and eight television stations (inclusive). Under these new rules, cross ownership among newspapers, radio and television stations would not be permitted in markets with fewer than four television stations and would not be restricted in markets with nine or more television stations. The Third Circuit Court of Appeals has remanded certain aspects of these rules to the FCC for further justification or modification, and these new rules have been stayed by the Court pending the Court's review of the FCC's action on remand. In the meantime the FCC has continued to apply its previous rules regarding cross ownership.

The FCC generally applies its ownership limits to attributable interests held by an individual, corporation, partnership or other association. In the case of corporations controlling broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's voting stock are generally attributable. However, certain passive investors are attributable only if they hold 20% or more of the corporation's voting stock. In addition, the interests of minority shareholders in a corporation generally are not attributable if a single entity or individual holds 50% or more of that corporation's voting stock.

The FCC also has a rule, known as the equity-debt-plus rule, which causes certain creditors or investors to be attributable owners of a radio station. Under this rule, a major programming supplier or a same-market owner will be an attributable owner of a radio station if the supplier or owner holds debt or equity, or both, in the radio station that is greater than 33% of the value of the radio station's total debt plus equity. A major programming supplier includes any programming supplier that provides more than 15% of the radio station's weekly programming hours. A same-market owner includes any attributable owner of a media company, including broadcast stations, cable television and newspapers, located in the same market as the radio station, but only if the owner is attributable under an FCC attribution rule other than the equity-debt-plus rule. The attribution rules limit the number of radio stations we may acquire or own in any market.

Alien Ownership Rules. The Communications Act prohibits the issuance or holding of broadcast licenses by persons who are not U.S. citizens, whom the FCC rules refer to as "aliens," including any corporation if more than 20% of its capital stock is owned or voted by aliens. In addition, the FCC may prohibit any corporation from holding a broadcast license if the corporation is controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by aliens, if the FCC finds that the prohibition is in the public interest. Our certificate of incorporation prohibits the ownership, voting and transfer of our capital stock in violation of the FCC restrictions, and prohibits the issuance of capital stock or the voting rights such capital stock represents to or for the account of aliens or corporations otherwise subject to domination or control by aliens in excess of the FCC limits. The certificate of incorporation authorizes our board of directors to enforce these prohibitions. For example, the certificate of incorporation provides for the redemption of shares of our capital stock by action of the board of directors to the extent necessary to comply with these alien ownership restrictions.

Time Brokerage Agreements. It is not uncommon for radio stations to enter into what have commonly been referred to as time brokerage agreements. While these agreements may take varying forms, under a typical time brokerage agreement, separately owned and licensed radio stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with FCC's rules and policies. Under these arrangements, separately-owned radio stations could agree to function cooperatively in programming, advertising sales and similar matters, subject to the requirement that the licensee of each radio station maintain independent control over the programming and operations of its own radio station. One typical type of time brokerage agreement is a programming agreement between two separately-owned radio stations serving a common service area, whereby the licensee of one radio station provides substantial portions of the broadcast programming for airing on the other licensee's radio station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during those program segments.

The FCC's rules provide that a radio station that brokers more than 15% of the weekly broadcast time on another radio station serving the same market will be considered to have an attributable ownership interest in the brokered radio station for purposes of FCC's local radio ownership limits. As a result, in a market where we own a radio station, we would not be permitted to enter into a time brokerage agreement with another radio station in the same market if we could not own the brokered radio station under the multiple ownership rules, unless our programming on the brokered radio station constituted 15% or less of the brokered radio station's programming time on a weekly basis. FCC rules also prohibit a broadcast station from duplicating more than 25% of its programming on another radio station in the same broadcast service, that is AM-AM or FM-FM, either through common ownership of the two radio stations or through a time brokerage agreement, where the brokered and brokering radio stations which it owns or programs serve substantially the same area.

Radio stations may also enter into what are commonly known as joint sales agreements. In a typical joint sales agreement, separately owned and licensed radio stations agree to enter into cooperative arrangements involving the sale of advertising time and the collection of proceeds from such sales, but involving none or only a limited amount of programming time. Such arrangements are subject to compliance with the requirements of the antitrust laws and the FCC's rules and policies. A radio station that sells more than 15% of the weekly advertising time of another radio station serving the same market is deemed to have an attributable interest in that other radio station.

Programming and Operations. The Communications Act requires broadcasters to serve the public interest. The FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed in the past to promote the broadcast of certain types of programming responsive to the needs of a radio station's community of license. A licensee continues to be required, however, to present programming that is responsive to issues of the radio station's community of license and to maintain records demonstrating this responsiveness. Complaints from listeners concerning a radio station's programming often will be considered by the FCC when it evaluates renewal applications of a licensee, although listener complaints may be filed and considered by the FCC at any time. Such complaints are required to be maintained in the radio station's public file. Radio stations also must pay regulatory and application fees and follow various rules promulgated under the Communications Act. Those rules regulate, among other things, political advertising, sponsorship identifications, the advertisement of contests and lotteries, employment practices, obscene and indecent broadcasts and technical operations, including limits on human exposure to radio frequency radiation.

The FCC's rules on equal employment opportunities prohibit employment discrimination by radio stations on the basis of race, religion, color, national origin, and gender; and require broadcasters to implement programs to promote equal employment opportunities at their radio stations. The rules generally require broadcasters to widely disseminate information about full-time job openings to all segments of the community to ensure that all qualified applicants have sufficient opportunity to apply for the job, to send job vacancy announcements to recruitment organizations and others in the community indicating an interest in all or some vacancies at the radio station, and to implement a number of specific longer-term recruitment outreach efforts, such as job fairs, internship programs, and interaction with educational and community groups from among a menu of approaches itemized by the FCC. Radio stations with ten or more full-time employees in a given market must file a Mid-term EEO Report with the FCC midway through the license term. Broadcasters must prepare and place in their public files and on their websites an annual EEO report, and to file the previous two reports with the FCC along with the Mid-term EEO Report and the renewal application. The applicability of these policies to part-time employment opportunities is the subject of a pending further rule making proceeding.

FCC decisions hold that a broadcast station may not deny a candidate for federal political office a request for broadcast advertising time solely on the grounds that the amount of time requested is not the standard length of time, which the radio station offers to its commercial advertisers. This policy has not had a material impact on our programming and commercial advertising operations but the policy's future impact is uncertain.

Proposed and Recent Changes. Congress and the FCC may in the future consider and adopt new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership and profitability of our radio stations, including the loss of audience share and advertising revenues for our radio stations, and an inability to acquire additional radio stations or to finance those acquisitions. Such matters may include:

- changes in the FCC's multiple-ownership, cross-ownership and attribution policies;
- regulatory fees, spectrum use fees or other fees on FCC licenses;
- streaming fees for radio;
- foreign ownership of broadcast licenses;
- revisions to the FCC's rules relating to political broadcasting, including free airtime to candidates;
- technical and frequency allocation matters; and
- proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages on radio.

The FCC has also adopted procedures for the auction of broadcast spectrum in circumstances where two or more parties have filed for new or major change applications that are mutually exclusive. Such procedures may limit our efforts to modify or expand the broadcast signals of our radio stations.

We cannot predict what other matters might be considered in the future by the FCC or Congress, nor can we judge in advance what impact, if any, the implementation of any of these proposals or changes might have on our business.

Federal Antitrust Laws. The agencies responsible for enforcing the federal antitrust laws, the Federal Trade Commission or the Department of Justice, may investigate certain acquisitions. We cannot predict the outcome of any specific FTC or Department of Justice investigation. Any decision by the FTC or the Department of Justice to challenge a proposed acquisition could affect our ability to consummate the acquisition or to consummate it on the proposed terms.

For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino Act requires the parties to file Notification and Report Forms concerning antitrust issues with the FTC and the Department of Justice and to observe specified waiting period requirements before consummating the acquisition. If the investigating agency raises substantive issues in connection with a proposed transaction, then the parties frequently engage in lengthy discussions or negotiations with the investigating agency concerning possible means of addressing those issues, including restructuring the proposed acquisition or divesting assets. In addition, the investigating agency could file suit in federal court to enjoin the acquisition or to require the divestiture of assets, among other remedies. In addition, acquisitions, whether or not required to be reported under the Hart-Scott-Rodino Act, may be investigated by the FTC, the Department of Justice or other state authorities under the antitrust laws before or after consummation. In addition, private parties may under certain circumstances bring legal action to challenge an acquisition under the antitrust laws.

As part of its increased scrutiny of radio station acquisitions, the Department of Justice has stated publicly that it believes that local marketing agreements, joint sales agreements, time brokerage agreements and other similar agreements customarily entered into in connection with radio station transfers could violate the Hart-Scott-Rodino Act if such agreements take effect prior to the expiration of the waiting period under the Hart-Scott-Rodino Act. Furthermore, the Department of Justice has noted that joint sales agreements may raise antitrust concerns under Section 1 of the Sherman Act and has challenged joint sales agreements in certain locations. The Department of Justice also has stated publicly that it has established certain revenue and audience share concentration benchmarks with respect to radio station acquisitions, above which a transaction may receive additional antitrust scrutiny. However, to date, the Department of Justice has also investigated transactions that do not meet or exceed these benchmarks and has cleared transactions that do exceed these benchmarks.

ITEM 1A. RISK FACTORS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our Form 10-K disclosure and analysis concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although these statements are based upon assumptions we consider reasonable, they are subject to risks and uncertainties that are described more fully below. Accordingly, we can give no assurance that we will achieve the results anticipated or implied by our forward-looking statements.

The radio broadcasting industry faces many unpredictable business risks that could have a material adverse affect on our advertising revenues.

Our future operations are subject to many business risks, including those risks that specifically influence the radio broadcasting industry, which could have a material adverse affect on our business. These risks include, but are not limited to:

- shifts in population, demographics or audience preferences;
- increased competition for advertising revenues with other radio stations, television stations and other entertainment and communications media; and
- changes in government regulations and policies and actions of federal regulatory bodies, including the Federal Communications Commission, Internal Revenue Service, United States Department of Justice, and the Federal Trade Commission.

In addition, we believe that for most businesses advertising is a discretionary business expense, meaning that spending on advertising tends to decline disproportionately during economic recession or downturn as compared to other types of business spending. Consequently, a recession or downturn in the United States economy or the economy of an individual geographic market in which we own radio stations would likely adversely affect our advertising revenues and our results of operations.

Our radio stations may not be able to compete effectively in their respective markets for advertising revenues, which could adversely affect our revenue and cash flow.

We operate in a highly competitive business. A decline in our audience share or advertising rates in a particular market may cause a decline in the revenue and cash flow of our stations located in that market. Our radio stations compete for audiences and advertising revenues within their respective markets directly with other radio stations, as well as with other media outlets. These other media outlets include newspapers, magazines, network, satellite and cable television, outdoor advertising, direct mail, the internet and satellite radio.

Our radio stations could suffer a reduction in ratings or advertising revenue and could incur increased promotional and other expenses if:

- another radio station in a market was to convert its programming to a format similar to, and thereby compete more directly with, one of our radio stations; or
- a new radio station was to adopt a comparable format or if an existing competitor were to improve its audience share.

Other radio broadcasting companies may enter into markets in which we operate or may operate in the future. These companies may be larger and have more financial resources than we have. Our radio stations may not be able to maintain or increase their current audience ratings and advertising revenues.

We are dependent on federally-issued licenses to operate our radio stations and are subject to extensive federal regulation.

The radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act. We are required to obtain licenses from the FCC to operate our radio stations. Licenses are normally granted for renewable terms of eight years. Although the vast majority of FCC radio station licenses are routinely renewed, we cannot assure you that the FCC will approve our future renewal applications or that the renewals will be for full eight-year terms or will not include conditions or qualifications. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our licenses could have a material adverse effect on us.

KCYE-FM's license has not yet been renewed. We timely-filed a renewal application in June 2005. Because we filed a timely renewal application, we continue to operate the radio station under this license in the ordinary course. We do not anticipate non-renewal.

WQAM-AM's license renewal is currently subject to objections and indecency-related proceedings at the FCC, described below, and that renewal has not yet been granted. We timely-filed a renewal application in October 2003. Because we filed a timely renewal application, we continue to operate the radio station under this license in the ordinary course. We do not anticipate non-renewal.

We must comply with extensive FCC regulations and policies in the ownership and operation of our radio stations. FCC regulations limit the number of radio stations that a licensee can own in a market, which could restrict our ability to consummate any future transactions and in certain circumstances could require us to divest one or more radio stations. The FCC also requires radio stations to comply with certain technical requirements to limit interference between two or more radio stations. If the FCC relaxes these technical requirements, it could impair the signals transmitted by our radio stations and could have a material adverse effect on us. Moreover, these FCC regulations and others may change over time and we cannot assure you that those changes would not have a material adverse effect on us.

The FCC continues vigorous enforcement of its indecency rules, which could have a material adverse effect on our business.

The FCC's rules prohibit the broadcast of obscene material at any time and indecent material between the hours of 6 am and 10 pm. Broadcasters risk violating the prohibition on the broadcast of indecent material because of the vagueness of the FCC's definition of indecent material, coupled with the spontaneity of live programming. During the last few years, the FCC has stepped up its enforcement activities as they apply to indecency, and has threatened to initiate license revocation or license renewal proceedings against broadcast licensees for a category of undefined "serious" indecency violations. The FCC has also expanded the breadth of indecency regulation to include material that could be considered "blasphemy," "personally reviling epithets," "profanity" and vulgar or coarse words amounting to a nuisance. As a result, in the event that we broadcast material falling within the expanded breadth of the FCC's regulation, we could be subject to license revocation, renewal or qualifications proceedings, which would put the licenses that we depend on for our operations in jeopardy. Legislation has also been introduced in Congress that would significantly increase the penalties for broadcasting indecent programming.

In February 2004, the FCC initiated an enforcement inquiry in response to allegations that WQAM-AM had broadcast indecent material on one day in September 2003. In November 2004, the FCC issued to us a notice of apparent liability for a monetary forfeiture of $55,000 for alleged indecency violations relating to broadcasts on two additional days in September 2003 at WQAM-AM. In December 2004, the FCC initiated an enforcement inquiry in response to allegations that WQAM-AM had broadcast indecent material on eight different dates in 2004 on the Howard Stern Show; that inquiry also relates to WRXK-FM, which also carried the Howard Stern Show at that time. In August 2005, the FCC initiated an enforcement inquiry in response to allegations that WQAM-AM had broadcast indecent material on four different occasions' that inquiry also relates to WRXK.

WQAM's license has not yet been renewed. We timely-filed a renewal application in October 2003. Because we filed a timely renewal application, we continue to operate the radio station under this license in the ordinary course. Other complaints involving the broadcast of alleged indecent or profane material by radio stations we own remain pending.

We may in the future become subject to additional inquiries or proceedings related to our radio stations' broadcast of indecent or obscene material. To the extent that these pending inquiries or other proceedings result in the imposition of fines, revocation of any of our radio station licenses or denials of license renewal applications, our results of operation and business could be materially adversely affected.

We may not remain competitive if we do not respond to changes in technology, standards and services that affect our industry.

The radio broadcasting industry is subject to technological change, evolving industry standards and the emergence of other media technologies and services. We may not have the resources to acquire and deploy other technologies or to introduce new services that could compete with these other technologies. Competition arising from other technologies or regulatory change may have an adverse effect on the radio broadcasting industry or on our company. Various other audio technologies and services that have been developed and introduced, include:

- satellite delivered digital audio radio services that offer numerous programming channels and the sound quality of compact discs;
- audio programming by cable systems, direct broadcast satellite systems, internet content providers, personal communications services and other digital audio broadcast formats;
- AM radio stations in the expanded AM band;
- in-band on-channel digital radio, which provides multi-channel, multi-format digital radio services in the same bandwidth currently occupied by traditional AM and FM radio services; and
- low power FM radio, which has resulted in non-commercial FM radio broadcast outlets that serve small, localized areas.

We cannot predict the effect, if any, that competition arising from other technologies or regulatory change may have on the radio broadcasting industry or on our financial condition and results of operations.

We may not be successful in identifying, financing, consummating and integrating future acquisitions, an element of our business strategy, which could significantly impair our future growth.

We believe that in order to continue to compete effectively in our industry, we need to identify radio stations that meet certain criteria and consummate acquisitions of such stations on terms that are both economically and commercially acceptable to us.

While we intend to continue to pursue our acquisition strategy, we cannot assure you that we will be able to identify radio stations that meet our acquisition requirements and consummate future acquisitions. Additionally, even if we are successful in identifying acceptable targets, our ability to consummate acquisitions is subject to a number of risks, including the risks that:

- our competitors may be able to outbid us for acquisitions because they have greater financial resources;
- required regulatory approvals may result in unanticipated delays in, or prohibitions of, completing acquisitions; and

- we may be unable to raise any additional financing necessary to consummate such acquisitions and additional financing may not be available to us on terms that are acceptable to us or permitted under our credit facility.

Even if we are able to consummate acquisitions, we cannot assure you that we will be successful in integrating the operations of the acquired radio station or radio stations into our existing operations or that we will realize the benefits that we expect to realize in connection with such acquisitions. Moreover, consummating these acquisitions could also result in the incurrence of additional debt and related interest expense as well as unforeseen contingent liabilities, all of which could have a material adverse effect of our business, financial condition and results of operations.

We have substantial debt that could have important consequences to you.

We have debt that is substantial in relation to our stockholders' equity. As of December 31, 2006, we had long-term debt of $154.4 million and stockholders' equity of $87.6 million. Our long-term debt is substantial in amount and could have an impact on you. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to debt service, thereby reducing the availability of cash flow for other purposes, including ongoing capital expenditures and future acquisitions;
- impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate or other purposes;
- limit our ability to compete, expand and make capital improvements;
- increase our vulnerability to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions; and
- limit or prohibit our ability to pay dividends and make other distributions.

As of February 28, 2007, we had $23.0 million in remaining commitments available under our credit facility; however, as of February 28, 2007 our maximum total leverage covenant would have limited additional borrowings to $12.9 million. Our ability to reduce our total leverage ratio by increasing operating cash flow and/or decreasing long-term debt will determine how much, if any, of the remaining commitments under our credit facility will be available to us in the future. Poor financial results or unanticipated expenses could result in our failure to maintain or lower our total leverage ratio and we may not be permitted to make any additional borrowings under our credit facility. Moreover, we may need to modify or enter into a new credit facility to close on any future acquisitions that we may make. We also may seek to obtain other funding or additional financing in connection with any such acquisition of radio stations, the full or partial repayment of our outstanding debt and/or the payment of a dividend on our common stock. We cannot assure you that we will be able to obtain other funding, additional financing or the approvals, if necessary, for any of these transactions. Any additional borrowings would further increase the amount of our debt and the associated risks. In addition, there can be no assurances that additional financing will be available or on terms that will be acceptable to us.

We are subject to restrictive debt covenants, which may restrict our operational flexibility.

Our credit facility contains various financial and operating covenants, including, among other things, restrictions on our ability to incur additional indebtedness, subject our assets to additional liens, enter into certain investments, consolidate, merge or effect asset sales, enter into sale and lease-back transactions, sell or discount accounts receivable, enter into transactions with our affiliates or stockholders, change the nature of our business, pay dividends on and redeem or repurchase capital stock, or make other restricted payments. These restrictions could limit our ability to take actions that require funds in excess of those available to us.

Our credit facility also requires us to maintain specified financial ratios and to satisfy financial condition tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control and we cannot assure you that we will meet those ratios and tests. Our breach of any of these covenants, ratios, tests or restrictions could result in an event of default under our credit facility. If an event of default exists under our credit facility, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable. If the lenders accelerate the payment of the indebtedness, we cannot assure you that our assets would be sufficient to repay in full that indebtedness which could force us to seek protection under federal bankruptcy laws and could significantly or entirely reduce the value of our equity.

We may also incur future debt obligations in addition to, or in lieu of, our credit facility. Such future debt obligations might subject us to additional and different restrictive covenants that could further limit our operational flexibility or subject us to other events of default.

A downturn in the performance of our radio stations in Miami-Ft. Lauderdale or Philadelphia could adversely affect our net revenue.

A ratings decline or other operating difficulty in the performance of our radio stations in Miami- Ft. Lauderdale or Philadelphia could have a disproportionately adverse affect on our net revenue. These radio stations contributed 49.2% of our net revenue during 2006. Because of the large portion of our net revenue from Miami- Ft. Lauderdale and Philadelphia we have greater exposure to adverse events or conditions affecting the economy in those markets than would be the case if we were more geographically diverse.

Our corporate offices and several of our radio stations are located in Florida and other areas that could be affected by hurricanes.

Florida is susceptible to hurricanes and we have our corporate offices and eleven radio stations located there. These radio stations contributed 45.1% of our net revenue during 2006. Although the 2006 hurricane season did not have a material impact on our operations, our corporate offices and our radio stations located in Florida and along the coast of North Carolina could be materially affected by hurricanes in the future, which could have an adverse impact on our business, financial condition and results of operations. We carry property damage insurance on all of our properties and business interruption insurance on some of our properties, but there can be no assurance that such insurance would be adequate to cover all of our hurricane-related losses.

Our business depends on the efforts of key personnel and the loss of any one of them could have a material adverse affect on our business.

Our business depends upon the continued efforts, abilities and expertise of our executive officers and other key employees, including George G. Beasley, our Chairman of the Board and Chief Executive Officer. Mr. Beasley is 74 years old. We believe the unique combination of skills and experience possessed by Mr. Beasley would be difficult to replace and that the loss of Mr. Beasley's or other key executives' expertise could impair our ability to execute our operating and acquisition strategies.

Our Chairman of the Board and Chief Executive Officer controls Beasley Broadcast Group, Inc. and members of his immediate family own a substantial equity interest in Beasley Broadcast Group, Inc. Their interests may conflict with yours.

George G. Beasley is generally able to control the vote on all matters submitted to a vote of stockholders. Without the approval of Mr. Beasley, we will be unable to consummate transactions involving an actual or potential change in control, including transactions in which you might otherwise receive a premium for your shares over then current market prices. Shares of Class B common stock that Mr. Beasley beneficially owns represent 78.6% of the total voting power of all classes of our common stock. Mr. Beasley also has currently exercisable stock options to purchase 487,500 shares of Class A common stock. Members of his immediate family also own significant amounts of Class B common stock and Class A common stock. Mr. Beasley will be able to direct our management and policies, except with respect to those matters requiring a class vote under the provisions of our amended certificate of incorporation, third amended and restated bylaws or applicable law.

Historically, we have entered into certain transactions with George G. Beasley, members of his immediate family and affiliated entities that may conflict with the interests of our stockholders now or in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Related Party Transactions" and note 15 to the accompanying consolidated financial statements.

Future sales by George G. Beasley or members of his family of our Class A common stock could adversely affect its market price.

George G. Beasley and members of his family beneficially own the majority of all outstanding shares of Class B common stock, which is convertible to Class A common stock on a one-for-one basis. The market for our Class A common stock could fall substantially if George G. Beasley and members of his family convert their shares of Class B common stock to shares of Class A common stock and then sell large amounts of shares of Class A common stock in the public market. These sales, or the possibility that these sales may occur, could make it more difficult for us to raise capital by selling equity or equity-related securities in the future.

The difficulties associated with any attempt to gain control of our Company may adversely affect the price of our Class A common stock.

Due to his large holdings of our common stock, George G. Beasley controls the decision whether any change of control of the Company will occur. Moreover, some provisions of our certificate of incorporation, by-laws and Delaware law could make it more difficult for a third party to acquire control of us, even if a change of control could be beneficial to you. In addition, the Communications Act and FCC rules and policies limit the number of stations that one individual or entity can own, directly or by attribution, in a market. FCC approval for transfers of control of FCC licensees and assignments of FCC licenses are also required. Because of the limitations and restrictions imposed on us by these provisions and regulations, the trading price of our Class A common stock may be adversely affected.

There may not be an active market for our Class A common stock, making it difficult for you to sell your stock.

Our stock may not be actively traded in the future. An illiquid market for our stock may result in price volatility and poor execution of buy and sell orders for investors. Our stock price and trading volume have fluctuated widely for a number of reasons, including some reasons that may be unrelated to our business or results of operations. This market volatility could depress the price of our Class A common stock without regard to our operating performance. In addition, our operating results may be below expectations of public market analysts and investors. If this were to occur, the market price of our Class A common stock could decrease, perhaps significantly.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of February 28, 2007, we own or lease studio and office space for our radio stations in the following locations:

Location	Radio Station(s)	Owned/Leased
Atlanta, GA	WAEC-AM and WWWE-AM	Third party lease
Boston, MA	WRCA-AM	Third party lease
Philadelphia, PA	WRDW-FM, WWDB-AM and WXTU-FM	Third party lease
Camden, NJ	WTMR-AM	Owned
Miami, FL	WKIS-FM	Owned
	WPOW-FM and WQAM-AM	Third party lease
Las Vegas, NV	All of the radio stations in our Las Vegas, NV market cluster	Third party lease
Boca Raton, FL	WHSR-AM, WSBR-AM and WWNN-AM	Third party lease
Estero, FL	All of the radio stations in our Ft. Myers-Naples, FL market cluster	Related party lease
Wilmington, DE	WJBR-FM	Third party lease
New Bern, NC	WIKS-FM, WMGV-FM, WSFL-FM and WXNR-FM	Owned
Greenville, NC	WNCT-AM and WNCT-FM	Owned
Fayetteville, NC	All of the radio stations in our Fayetteville, NC market cluster	Owned
Augusta, GA	All of the radio stations in our Augusta, GA market cluster	Owned

We lease the studio and office space in Estero, FL from George G. Beasley (our CEO). In addition, we currently lease our principal executive offices in Naples, FL from Beasley Broadcasting Management Corp., which is wholly-owned by George G. Beasley. No one property is material to us. We believe that our properties are generally in good condition and suitable for our operations. However, we continually look for opportunities to upgrade our properties and may do so in the future.

ITEM 3. LEGAL PROCEEDINGS

On February 13, 2004, the FCC initiated an enforcement inquiry in response to allegations that WQAM-AM had broadcast indecent material on one day in September 2003. On November 23, 2004, the FCC issued to us a notice of apparent liability for a monetary forfeiture of $55,000 for alleged indecency violations relating to broadcasts on two additional days in September 2003 at WQAM-AM. On December 6, 2004, the FCC initiated an enforcement inquiry in response to allegations that WQAM-AM had broadcast indecent material on eight different dates in 2004 on the Howard Stern Show; that inquiry also relates to WRXK-FM, which also carried the Howard Stern Show at that time. On August 15, 2005, the FCC initiated an enforcement inquiry in response to allegations that WQAM-AM had broadcast indecent material on four different occasions; that inquiry also relates to WRXK. Other complaints involving the broadcast of alleged indecent or profane material by radio stations we own remain pending.

We currently and from time to time are involved in litigation incidental to the conduct of our business including indecency claims and related proceedings at the FCC, but we are not a party to any lawsuit or other proceedings that, in the opinion of management, is likely to have a material adverse effect on our financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information About Our Common Stock

We have two authorized and outstanding classes of equity securities: Class A common stock, $.001 par value, and Class B common stock, $.001 par value. The only difference between the Class A and Class B common stock is that Class A is entitled to one vote per share and Class B is entitled to ten votes per share. Class B is convertible into Class A shares on a one-for-one share basis under certain circumstances. Our Class A common stock trades on NASDAQ's National Market System under the symbol "BBGI." There is no established public trading market for our Class B common stock. Quarterly high and low prices of our Class A common stock are shown below:

Fiscal 2006	High	Low
First Quarter	$14.24	$10.11
Second Quarter	12.10	6.38
Third Quarter	7.40	6.23
Fourth Quarter	9.59	6.77
Fiscal 2005		
First Quarter	$18.29	$15.57
Second Quarter	17.96	14.10
Third Quarter	16.90	12.32
Fourth Quarter	15.59	12.83

Performance Graph

The following Comparative Stock Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Form 10-K into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference. This Comparative Stock Performance Graph is being furnished with this Form 10-K and shall not otherwise be deemed filed under such acts.

The following graph compares the cumulative return, for the five-year period ending December 31, 2006, of our Class A common stock to the total cumulative return over the same period of the common stocks in (1) The NASDAQ Composite Index and (2) The NASDAQ Telecommunications Index, which is an index of telecommunications companies, including radio and television broadcasting companies and point-to-point communications services companies. The comparison assumes $100 was invested on December 29, 2001 in our Class A common stock and in each of the comparison groups, with dividends, if any, reinvested.


$150.00
$125.00
$100.00
$75.00
$50.00
$25.00
$0.00
Dollars
12/29/2001
12/31/2002
12/31/2003
12/31/2004
12/30/2005
12/29/2006
Beasley Broadcast Group
NASDAQ Composite Index
NASDAQ Telecommunications Index

	12/29/01	12/31/02	12/31/03	12/31/04	12/30/05	12/29/06
Beasley Broadcast Group	$100.00	$91.93	$127.13	$134.74	$103.84	$ 73.56
NASDAQ Composite Index	$100.00	$68.47	$102.72	$111.54	$113.07	$123.84
NASDAQ Telecommunications Index	$100.00	$45.97	$ 77.58	$ 83.78	$ 77.74	$ 99.32

We cannot assure you that our stock performance will continue into the future with the same or similar trends depicted in the graph above. We do not make or endorse any predictions as to future stock performance.

Stockholders

As of February 28, 2007, the number of beneficial holders of our Class A common stock was approximately 750. As of February 28, 2007, the number of holders of our Class B common stock was 14.

Dividends

Our credit agreement permits us to pay cash dividends on our common stock in an amount up to an aggregate of $10.0 million per year. Our board of directors declared a cash dividend of $0.0625 per share on our Class A and Class B common stock during each quarter in 2006. We paid $6.0 million for cash dividends during the year ended December 31, 2006. We did not pay any cash dividends in 2004 or 2005.

On December 1, 2006, our board of directors declared a cash dividend of $0.0625 per share on our Class A and Class B common stock. The dividend of $1.5 million in the aggregate was paid on January 19, 2007, to stockholders of record on December 29, 2006. We intend to continue to pay quarterly cash dividends in 2007 however our board of directors will review and declare all subsequent cash dividends at their discretion.

Share Repurchases

The following table presents information with respect to purchases we made of our Class A common stock during the three months ended December 31, 2006.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value That May Yet Be Purchased Under the Program
October 1 – 31, 2006	77,300	$6.95	77,300	$21,917,876
November 1 – 30, 2006	80,000	7.05	80,000	21,351,395
December 1 – 31, 2006	77,500	8.15	77,500	20,717,710
Total	234,800			

(1) On July 29, 2004, we announced that at a meeting on June 10, 2004, our board of directors authorized us to repurchase up to $25.0 million of our Class A common stock over a period of one year from the date of authorization. On May 12, 2005, our board of directors authorized a one-year extension of the repurchase period to June 9, 2006. On May 24, 2006, our board of directors authorized us to increase the remaining balance under our previous authorization from $21.3 million to $25.0 million and to extend the repurchase period to May 23, 2007.

Equity Compensation Plan Information

The following table sets forth certain information with respect to our equity compensation plan as of December 31, 2006.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Security Holders 2000 Equity Plan	2,636,584	$15.22	566,791
Equity Compensation Plans Not Approved By Security Holders	—	—	—
Total	2,636,584		566,791

ITEM 6. SELECTED FINANCIAL DATA

We have derived the selected financial data shown below as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 from our audited consolidated financial statements not included in this report. We have derived the selected financial data shown below as of December 31, 2005 and 2006 and for the years ended 2004, 2005 and 2006 from our audited consolidated financial statements included in Item 8 of this report.

The comparability of the selected financial data shown below has been affected by recent acquisitions. You should read the selected financial data together with "Management Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this report.

	Year ended December 31,				
	2002	2003	2004	2005	2006
	(in thousands except per share data)				
Operating Data:					
Net revenue	$114,692	$114,482	$122,205	$124,294	$125,190
Operating income from continuing operations	$ 28,609	$ 27,067	$ 29,864	$ 25,098	$ 25,929
Income from continuing operations	$ 8,599	$ 12,504	$ 12,031	$ 10,705	$ 10,134
Net income (loss)	$ (3,727)	$ 12,771	$ 12,031	$ 10,705	$ 10,134
Basic net income from continuing operations per share	$ 0.35	$ 0.52	$ 0.50	$ 0.44	$ 0.42
Diluted net income from continuing operations per share	$ 0.35	$ 0.51	$ 0.49	$ 0.44	$ 0.42
Basic net income (loss) per share	$ (0.15)	$ 0.53	$ 0.50	$ 0.44	$ 0.42
Diluted net income (loss) per share	$ (0.15)	$ 0.52	$ 0.49	$ 0.44	$ 0.42

	As of December 31,				
	2002	2003	2004	2005	2006
	(in thousands)				
Balance Sheet:					
Total assets	$282,091	$277,891	$286,300	$280,817	$297,968
Total long-term debt	196,359	169,987	158,987	144,375	154,375
Total stockholders' equity	54,180	69,410	81,075	87,998	87,592

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a radio broadcasting company whose primary business is acquiring, developing, and operating radio stations throughout the United States. We own and operate 43 radio stations in the following markets: Atlanta, GA, Boston, MA, Philadelphia, PA, Miami-Ft. Lauderdale, FL, Las Vegas, NV, West Palm Beach-Boca Raton, FL, Ft. Myers-Naples, FL, Greenville-New Bern-Jacksonville, NC, Fayetteville, NC and Augusta, GA.

Over the past two years, we have experienced a more competitive environment in our markets and the radio broadcasting industry in general which has resulted in slower growth in our net revenues. We expect the more competitive environment to continue. In response to the slower growth in our net revenues we have focused on improving the operations at our radio stations through investment in programming, promotions and sales while continuing to monitor costs and expenses in other areas.

Recent Developments

On February 1, 2007, we acquired the assets of WJBR-FM in Wilmington, DE from NextMedia Group, Inc. for $42.0 million. This acquisition was financed with $42.0 million of borrowings under our credit facility. We began operating WJBR-FM under a local marketing agreement ("LMA") with NextMedia Group, Inc. on October 1, 2006. We have included revenues earned and expenses incurred, including the associated fee, under the LMA in our results of operations during the term of the LMA, which expired upon completion of this acquisition. The transaction was structured as a "reverse" like-kind exchange in which we assigned our rights under the asset purchase agreement to a qualified intermediary in accordance with Section 1031 of the Internal Revenue Code. However, no assurance can be given that the transaction will qualify as a like-kind exchange under Section 1031 of the Internal Revenue Code or that we will achieve any tax-savings as a result of this structure. On February 1, 2007, we began operating WJBR-FM under a local marketing agreement with the qualified intermediary. We will include revenues earned and expenses incurred, including the associated fee, under the LMA in our results of operations during the term of the LMA, which will expire upon the transfer of WJBR-FM from the qualified intermediary back to us no later than July 31, 2007.

On December 12, 2006, we entered into a definitive asset purchase agreement to acquire KBET-AM in Las Vegas, NV for $2.5 million. We expect to complete this acquisition during the first quarter of 2007 however; it is subject to certain conditions, including FCC approval. We intend to finance this acquisition with cash on hand.

Financial Statement Presentation

The following discussion provides a brief description of certain key items that appear in our consolidated financial statements and general factors that impact these items.

Net Revenue. Our net revenue is primarily derived from the sale of advertising airtime to local and national advertisers. Net revenue is gross revenue less agency commissions. Local revenue generally consists of advertising airtime sales to advertisers in a radio station's local market either directly to the advertiser or through the advertiser's agency. National revenue generally consists of advertising airtime sales to agencies purchasing advertising for multiple markets. National sales are generally facilitated by our national representation firm, which serves as our agent in these transactions.

The advertising rates that we are able to charge and the number of advertisements that we can broadcast without jeopardizing listener levels generally determine our net revenue. Advertising rates are primarily based on the following factors:

- a radio station's audience share in the demographic groups targeted by advertisers as measured principally by quarterly reports issued by the Arbitron Ratings Company;

- the number of radio stations, as well as other forms of media, in the market competing for the attention of the same demographic groups;
- the supply of, and demand for, radio advertising time; and
- the size of the market.

Our net revenue is affected by general economic conditions, competition and our ability to improve operations at our market clusters. Seasonal revenue fluctuations are also common in the radio broadcasting industry and are primarily due to variations in advertising expenditures by local and national advertisers. Our revenues are typically lowest in the first calendar quarter of the year.

We use trade sales agreements to reduce cash paid for operating costs and expenses by exchanging advertising airtime for goods or services; however, we endeavor to minimize trade revenue in order to maximize cash revenue from our available airtime. The following summary table presents a comparison of our trade sales revenue and expenses.

	Year ended December 31,		
	2004	2005	2006
Trade revenue	$6,264,681	$4,811,436	$4,161,965
Trade expenses	$5,703,114	$4,506,082	$3,916,789

Operating Costs and Expenses. Our operating costs and expenses consist primarily of (1) programming, engineering, and promotional expenses, reported as cost of services, and selling, general and administrative expenses incurred at our radio stations, (2) general and administrative expenses, including compensation and other expenses, incurred at our corporate offices, and (3) depreciation and amortization. We strive to control our operating expenses by centralizing certain functions at our corporate offices and consolidating certain functions in each of our market clusters.

Income Taxes. Our effective tax rate is approximately 41%, which differs from the federal statutory rate of 34% due to the effect of state income taxes and certain of our expenses that are not deductible for tax purposes.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect reported amounts and related disclosures. We consider an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made; and
- changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operations or financial condition.

Impairment of FCC Broadcasting Licenses and Goodwill. We are required to estimate the fair value of our FCC broadcasting licenses and reporting units on at least an annual basis. We combine our FCC broadcasting licenses into single units of accounting based on our market clusters for impairment testing purposes. To assist in estimating the fair value of our FCC broadcasting licenses as of December 31, 2006, we obtained appraisals from an independent appraisal company. The appraisal company estimated the fair values of our FM licenses using discounted future cash flows and the fair values of our AM licenses using a market valuation approach. The appraisal includes several assumptions and estimates including the determination of future cash flows and an appropriate discount rate. If the appraisal company had made different assumptions or used different estimates, including those used to determine future cash flows and the discount rate, the fair value of our FCC broadcasting licenses could have been materially different. For the purpose of testing our goodwill for impairment, we have identified our market clusters as our reporting units. We used internally-generated estimates of future cash flows to determine the fair value of each reporting unit as of December 31, 2006. These estimates required management judgment and if we had made different assumptions the fair value of our reporting units could have been materially different. There can be no assurance that impairment of our FCC broadcasting licenses or goodwill will not occur in future periods.

Impairment of Property and Equipment. We are required to assess the recoverability of our property and equipment whenever an event has occurred that may result in an impairment loss. If such an event occurs, we will compare estimates of related future undiscounted cash flows to the carrying amount of the asset. If the future undiscounted cash flow estimates are less than the carrying amount of the asset, we will reduce the carrying amount to the estimated fair value. The determination of when an event has occurred and estimates of future cash flows and fair value all require management judgment. The use of different assumptions or estimates may result in alternative assessments that could be materially different. We did not identify any events that may have resulted in an impairment loss on our property and equipment in 2006. There can be no assurance that impairment of our property and equipment will not occur in future periods.

Valuation of Accounts Receivable. We continually evaluate our ability to collect our accounts receivable. Our ongoing evaluation includes review of specific accounts at our radio stations, the current financial condition of our customers and our historical write-off experience. This ongoing evaluation requires management judgment and if we had made different assumptions about these factors, the allowance for doubtful accounts could have been materially different.

Recent Pronouncements

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. Effective December 31, 2006, we adopted SAB 108 with no material impact on our results of operations or financial position.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109*, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 to have a material impact on our results of operations or financial position.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We have not completed our evaluation of the impact of the adoption of SFAS 157.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following summary table presents a comparison of our results of operations for the years ended December 31, 2005 and 2006 with respect to certain of our key financial measures. These changes illustrated in the table are discussed in greater detail below. This section should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements included in Item 8 of this report.

	Year ended December 31,		Change	
	2005	2006	$	%
Net revenue	$124,293,932	$125,190,251	$ 896,319	0.7%
Cost of services	41,095,051	42,837,247	1,742,196	4.2
Selling, general and administrative expenses	45,005,086	44,393,566	(611,520)	(1.4)
LMA fees	—	491,135	491,135	—
Corporate general and administrative expenses	8,053,965	8,766,454	712,489	8.8
Interest expense	7,370,206	9,199,555	1,829,349	24.8

Net Revenue. The $0.9 million increase in net revenue during the year ended December 31, 2006 was partially due to the $1.7 million addition of net revenue from the local marketing agreement with WJBR-FM in Wilmington, DE. The increase in net revenue is also partially due to a $0.9 million increase at our Las Vegas market cluster primarily due to additional net revenue from KDWN-AM, which was acquired during the third quarter of 2006, and a $0.9 million increase at our Augusta market cluster due to improved performance in that cluster. These increases in net revenue were partially offset by a $2.1 million decrease at our Miami-Ft. Lauderdale market cluster and a $0.6 million decrease at our Greenville-New Bern-Jacksonville market cluster due to weaker performance in those clusters. In addition, net revenue during the year ended December 31, 2006 includes an aggregate $0.6 million decrease in trade sales revenue from our market clusters due to our efforts to reduce the non-cash use of our available airtime.

Cost of Services. The $1.7 million increase in cost of services during the year ended December 31, 2006 was partially due to a $1.7 million increase in programming and promotional expenses related to a format change at one of our radio stations in our Las Vegas market cluster and additional expenses related to KDWN-AM. The increase in cost of services was also partially due to a $0.8 million increase at our Ft. Myers-Naples market cluster and a $0.5 million increase at our Philadelphia market cluster due to increased programming and promotional expenses. These increases in cost of services were partially offset by a $1.4 million decrease at our Miami-Ft. Lauderdale market cluster due to a decrease in promotional expenses related to certain events and decreased contractual costs related to the termination of certain on-air personalities.

Selling, General and Administrative Expenses. The $0.6 million decrease in selling, general and administrative expenses during the year ended December 31, 2006 was primarily due to the absence of $1.4 million of employee separation costs at our Philadelphia market cluster incurred in 2005. This decrease in selling, general and administrative expenses was partially offset by a $0.8 million increase at our Las Vegas market cluster primarily due to additional selling, general and administrative expenses related to KDWN-AM.

LMA fees. On October 1, 2006, we began operating WJBR-FM in Wilmington, DE under a local marketing agreement which expired upon completion of the acquisition of WJBR-FM on February 1, 2007. We incurred $0.5 million in LMA fees under the local marketing agreement with WJBR-FM.

Corporate General and Administrative Expenses. The $0.7 million increase in corporate general and administrative expenses during the year ended December 31, 2006 was primarily due to a $1.0 million increase in stock-based compensation expense.

Interest Expense. The $1.8 million increase in interest expense during the year ended December 31, 2006 was partially due to the expiration of interest rate swap agreements during the second and third quarters of 2006, which were not replaced in 2006. The increase in interest expense is also partially due to additional borrowings from our credit facility to partially finance the acquisition of KDWN-AM in Las Vegas, NV and a general increase in interest rates.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following summary table presents a comparison of our results of operations for the years ended December 31, 2004 and 2005 with respect to certain of our key financial measures. These changes illustrated in the table are discussed in greater detail below. This section should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements included in Item 8 of this report.

	Year ended December 31,		Change	
	2004	2005	$	%
Net revenue	$122,204,954	$124,293,932	$2,088,978	1.7%
Cost of services	40,382,608	41,095,051	712,443	1.8
Selling, general and administrative expenses	42,735,701	45,005,086	2,269,385	5.3
Corporate general and administrative expenses	6,384,047	8,053,965	1,669,918	26.1
Impairment loss	—	2,002,968	2,002,968	—

Net Revenue. The $2.1 million increase in net revenue during the year ended December 31, 2005 was primarily due to a $5.0 million increase at our Philadelphia market cluster and a $1.6 million increase at our Ft. Myers-Naples market cluster due to improved performance in those markets. These increases were partially offset by a $1.9 million decrease at our Miami-Ft. Lauderdale market cluster primarily due to the absence of revenue from broadcasting the Miami Dolphins football games, which contributed $2.2 million in 2004, a $1.3 million decrease at our Augusta market cluster as a result of increased competition in that market, and a $0.7 million decrease at our Las Vegas market cluster primarily due to a format change at one of our radio stations in that market during the fourth quarter. Net revenue during the year ended December 31, 2005 also includes an aggregate $1.5 million decrease in trade sales revenue from our market clusters due to our continued efforts to reduce the non-cash use of our available airtime. In addition, political advertising, which is included in the above net revenue amounts, contributed only $34,000 in 2005 compared to approximately $1.5 million in 2004.

Cost of Services. The $0.7 million increase in cost of services during the year ended December 31, 2005 was primarily due to a $0.8 million increase at our Las Vegas market cluster primarily due to increased promotional expenses related to a change in format during the fourth quarter of 2005 and a $0.5 million increase at our Ft. Myers-Naples market cluster due to increased programming and promotional expenses in that market. These increases were partially offset by a $0.7 million decrease at our Miami-Ft. Lauderdale market cluster primarily due to the elimination of program rights fees associated with the Miami Dolphins football team program rights agreement, which cost $3.7 million in 2004. This decrease in our Miami-Ft. Lauderdale market cluster was partially offset by a $1.4 million increase in program rights fees to broadcast the Florida Marlins baseball games and a $1.1 million increase in contractual costs related to certain on-air personalities.

Selling, General and Administrative Expenses. The $2.3 million increase in selling, general and administrative expenses during the year ended December 31, 2005 was primarily due to $1.4 million of employee separation costs at our Philadelphia market cluster and increased sales commissions incurred in connection with generating the increase in our net revenue.

Corporate General and Administrative Expenses. The $1.7 million increase in corporate general and administrative expenses during the year ended December 31, 2005 was primarily due to $1.1 million of stock-based compensation expense related to the grant of 267,500 shares of restricted stock on July 1, 2005. The increase was also due to increased cash compensation, professional fees and other costs associated with complying with regulations applicable to public companies.

Impairment Loss. We tested our FCC broadcasting licenses for impairment as of December 31, 2005 in accordance with the provisions of SFAS 142, *Goodwill and Other Intangible Assets*. As a result of the testing, we recorded an impairment loss of $2.0 million related to the FCC broadcasting licenses in our Augusta market cluster.

Liquidity and Capital Resources

Overview. Our primary sources of liquidity are internally generated cash flow and our credit facility. Our primary liquidity needs have been, and for the next twelve months and thereafter are expected to continue to be, for working capital, debt service, and other general corporate purposes, including capital expenditures and radio station acquisitions. Historically, our capital expenditures have not been significant. In addition to property and equipment associated with radio station acquisitions, our capital expenditures have generally been, and are expected to continue to be, related to the maintenance of our studio and office space and the technological improvement, including upgrades necessary to broadcast HD Radio™, and maintenance of our broadcasting equipment. We have also purchased or constructed office and studio space in some of our markets to facilitate the consolidation of our operations. Other liquidity needs for the next twelve months and thereafter may also include additional share repurchases and cash dividends.

Our credit agreement permits us to repurchase up to $50.0 million of our common stock and on June 10, 2004, our board of directors has authorized us to repurchase up to $25.0 million of our Class A common stock over a one-year period from the date of authorization which was extended on May 12, 2005 for one additional year. On May 24, 2006, our board of directors authorized us to increase the remaining balance under our previous authorization from $21.3 million to $25.0 million and to extend the repurchase period to May 23, 2007. As of February 28, 2007, we had repurchased 1.0 million shares of our Class A common stock for an aggregate $9.6 million.

Our credit agreement also permits us to pay cash dividends on our common stock in an amount up to an aggregate of $10.0 million per year. During the year ended December 31, 2006, we paid $6.0 million for cash dividends. On December 1, 2006, our board of directors declared a cash dividend of $0.0625 per share on our Class A and Class B common stock. The dividend of $1.5 million in the aggregate was paid on January 19, 2007, to stockholders of record on December 29, 2006.

On February 1, 2007, we acquired the assets of WJBR-FM in Wilmington, DE from NextMedia Group, Inc. for $42.0 million. This acquisition was financed with $42.0 million of borrowings under our credit facility.

On August 7, 2006, we acquired the assets of KDWN-AM in Las Vegas, NV for $22.0 million. This acquisition was partially funded with cash on hand, including proceeds of $2.2 million from the sale of our radio towers located in West Palm Beach-Boca Raton, FL, and partially financed with $16.0 million of borrowings under our credit facility.

We expect to provide for future liquidity needs through one or a combination of the following sources of liquidity:

- internally generated cash flow;
- our credit facility;
- additional borrowings, other than under our existing credit facility, to the extent permitted thereunder; and
- additional equity offerings.

We believe that we will have sufficient liquidity and capital resources to permit us to provide for our liquidity requirements and meet our financial obligations for the foreseeable future. However, poor financial results, unanticipated acquisition opportunities or unanticipated expenses could give rise to additional debt servicing requirements or other additional financing or liquidity requirements sooner than we expect and we may not secure financing when needed or on acceptable terms.

As of December 31, 2006, we held $8.5 million in cash and cash equivalents and had $65.0 million in remaining commitments available under our credit facility; however, as of February 1, 2007, after completion of the acquisition of WJBR-FM in Wilmington, DE, our maximum total leverage covenant would have limited additional borrowings to $12.9 million. Our ability to reduce our total leverage ratio by increasing operating cash flow and/or decreasing long-term debt will determine how much, if any, of the remaining commitments under the revolving portion of our credit facility will be available to us in the future. Poor financial results or unanticipated expenses could result in our failure to maintain or lower our total leverage ratio and we may not be permitted to make any additional borrowings under the revolving portion of our credit facility. We anticipate making additional share repurchases and future dividend payments instead of repaying indebtedness with such funds and if we incur additional indebtedness in order to make such repurchases or dividend payments, our total debt ratio may be adversely affected and we may not be permitted to make additional borrowings under the revolving portion of our credit facility.

The following summary table presents a comparison of our capital resources for the years ended December 31, 2004, 2005 and 2006 with respect to certain of our key measures affecting our liquidity. The changes set forth in the table are discussed in greater detail below. This section should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements included in Item 8 of this report.

	Year ended December 31,		
	2004	2005	2006
Net cash provided by operating activities	$ 24,736,120	$ 20,467,028	$ 19,209,469
Net cash used in investing activities	(3,708,394)	(2,400,555)	(24,792,888)
Net cash used in financing activities	(13,907,032)	(16,637,962)	(2,149,188)
Net increase (decrease) in cash and cash equivalents	7,120,694	1,428,511	(7,732,607)

Net Cash Provided By Operating Activities. Net cash provided by operating activities decreased by $1.3 million during the year ended December 31, 2006 compared to the same period in 2005 primarily due to a $1.9 million increase in cash paid for interest, a $1.7 million increase in cash paid for station operating expenses, a $0.8 million decrease in cash receipts from the sale of advertising airtime, and the addition of $0.5 million of LMA fees under a local marketing agreement with WJBR-FM. These decreases were partially offset by $3.4 million decrease in cash paid for income taxes during 2006.

Net cash provided by operating activities decreased by $4.3 million during the year ended December 31, 2005 compared to the same period in 2004 primarily due to a $4.1 million increase in cash paid for income taxes due to the exhaustion of our remaining federal and certain state net operating loss carryforwards in 2004, a $3.1 million increase in cash paid for station operating expenses and a $0.6 million increase in cash paid for corporate general and administrative expenses. This decrease was partially offset by a $3.3 million increase in cash receipts from the sale of advertising airtime.

Net Cash Used In Investing Activities. Net cash used in investing activities in the year ended December 31, 2006 was primarily due to cash payments of $22.2 million for the acquisition of KDWN-AM in Las Vegas and cash payments for capital expenditures of $4.8 million, which were partially offset by cash proceeds of $2.2 million from the sale of radio towers in Boca Raton, FL. Net cash used in investing activities in 2005 was primarily due to cash payments for capital expenditures of $3.2 million; which were partially offset by cash proceeds of $0.6 million from the sale of a building in Augusta, GA. Net cash used in investing activities in 2004 was primarily due to cash payments for capital expenditures of $3.9 million primarily related to the construction of a new building for office and studio space in Augusta, GA to consolidate our operations in that market.

Net Cash Used In Financing Activities. Net cash used in financing activities in the year ended December 31, 2006 was primarily due to voluntary repayments of $6.0 million of borrowings under our credit facility, cash dividends of $6.0 million, and $5.9 million for repurchases of our Class A common stock which were partially offset by additional borrowings of $16.0 million from our credit facility to partially finance the acquisition of KDWN-AM in Las Vegas, NV. Net cash used in financing activities in 2005 was primarily due to scheduled repayments of $5.6 million and voluntary repayments of $9.0 million of borrowings under our credit facility and $1.9 million for purchases of our Class A common stock. Net cash used in financing activities in 2004 was primarily due to the payment of fees of $2.3 million associated with our new credit facility and $11.0 million of voluntary repayments of borrowings thereunder.

Credit Facility. Our credit facility consists of a revolving credit loan with a maximum commitment of $119.4 million and a term loan of $100.0 million. The revolving credit loan includes a $10.0 million sub-limit for letters of credit, which may be increased to $20.0 million upon our request and with the approval of the Bank of Montreal, Chicago Branch in its capacity as a letter of credit issuer. On October 1, 2006, in connection with the agreement to acquire WJBR-FM in Wilmington, DE, we issued a letter of credit for $1.75 million, which expired after completion of the acquisition of WJBR-FM on February 1, 2007. At our election, the revolving credit loan and term loan may bear interest at either the base rate or LIBOR plus a margin that is determined by our debt to operating cash flow ratio. The base rate is equal to the higher of the prime rate or the overnight federal funds rate plus 0.5%. Interest on base rate loans is payable quarterly through maturity. Interest on LIBOR loans is payable on the last day of the selected LIBOR period and, if the selected period is longer than three months, every three months after the beginning of the LIBOR period. The revolving credit loan and term loan carried interest, based on LIBOR, at 5.4375% and 6.875% as of December 31, 2005 and 2006, respectively, and mature on June 30, 2013. The scheduled reductions in the amount available under the revolving credit loan may require principal repayments if the outstanding balance at that time exceeds the maximum amount available under the revolving credit loan.

The credit facility is secured by substantially all of our assets and guaranteed jointly and severally by all of our subsidiaries. The guarantees were issued to our lenders for repayment of the outstanding balance of the credit facility. If we default under the terms of the credit facility, the subsidiaries may be required to perform under their guarantees. The maximum amount of undiscounted payments the subsidiaries would have to make in the event of default is $196.4 million after completion of the acquisition of WJBR-FM on February 1, 2007. The guarantees for the revolving credit loan and term loan expire on June 30, 2013.

The scheduled repayments of the credit facility for the next five years and thereafter, after completion of the acquisition of WJBR-FM on February 1, 2007, are as follows:

	Revolving credit loan	Term loan	Total credit facility
2007	$ —	$ 3,750,000	$ 3,750,000
2008	—	5,000,000	5,000,000
2009	—	7,250,000	7,250,000
2010	—	8,000,000	8,000,000
2011	—	9,500,000	9,500,000
Thereafter	96,375,000	66,500,000	162,875,000
Total	$96,375,000	$100,000,000	$196,375,000

We must pay a quarterly unused commitment fee equal to 0.375% on the unused portion of the revolving credit loan. For the year ended December 31, 2006, our unused commitment fee was $0.3 million.

We are required to satisfy financial covenants, which require us to maintain specified financial ratios and to comply with financial tests, such as ratios for maximum consolidated total debt, minimum interest coverage and minimum fixed charges. As of December 31, 2006, these financial covenants included:

- *Maximum Consolidated Total Debt Ratio.* As of December 31, 2006, our consolidated total debt must not have exceeded 6.0 times our consolidated operating cash flow for the four quarters then ending (as those terms are defined in the credit agreement). On the last day of each fiscal quarter for the period from January 1, 2007 through December 31, 2007, the maximum ratio remains 6.0 times. On the last day of each fiscal quarter for the period from January 1, 2008 through December 31, 2008, the maximum ratio is 5.5 times; on the last day of each fiscal quarter for the period from January 1, 2009 through December 31, 2009, the maximum ratio is 5.0 times; on the last day of each fiscal quarter for all periods after January 1, 2010, the maximum ratio is 4.5 times.

- *Minimum Interest Coverage Ratio.* Our consolidated operating cash flow for the four quarters ending on the last day of each quarter must not have been less than 2.0 times the amount of our consolidated cash interest expense for such four quarter period.
- *Minimum Fixed Charge Ratio.* Our consolidated operating cash flow for any four consecutive quarters must not be less than 1.1 times the amount of our consolidated fixed charges for such four quarter period. Fixed charges include cash paid for interest, income taxes, capital expenditures, scheduled principal repayments, dividends, and agency and commitment fees.

As of December 31, 2006, we were in compliance with all applicable financial covenants. As of December 31, 2006, as calculated pursuant to the terms of our credit agreement which reflects the completion of the acquisition of WJBR-FM on February 1, 2007, our consolidated total debt ratio was 5.63 times consolidated operating cash flow, our interest coverage ratio was 3.92 times interest expense, and our fixed charge coverage ratio was 1.61 times fixed charges.

Failure to comply with these financial covenants, to make scheduled interest payments or scheduled principal repayments, or to comply with any other terms of our credit facility could result in the acceleration of the maturity of our debt outstanding thereunder, which could have a material adverse effect on our business or results of operations.

The credit facility also contains other customary restrictive covenants. These covenants limit our ability to: incur additional indebtedness and liens; enter into certain investments or joint ventures; consolidate, merge or effect asset sales; enter sale and lease-back transactions; sell or discount accounts receivable; enter into transactions with affiliates or stockholders; or change the nature of our business.

Contractual Obligations

As of December 31, 2006, our contractual obligations consist of the following:

	Payments due by period				
Contractual Obligations	**1 year**	**2-3 years**	**4-5 years**	**More than 5 years**	**Total**
Long-Term Debt (1)	$ 3,750,000	$12,250,000	$17,500,000	$162,875,000	$196,375,000
Interest (2)	13,924,922	26,785,547	24,679,219	15,598,184	80,987,872
Operating Leases (3)	2,748,048	4,853,472	3,234,663	10,345,101	21,181,284
Purchase Obligations (4)	9,080,264	6,277,145	492,610	1,000,000	16,850,019
Total Contractual Obligations	$29,503,234	$50,166,164	$45,906,492	$189,818,285	$315,394,175

(1) Long-term debt consists of the outstanding principal under our credit facility after completion of the acquisition of WJBR-FM on February 1, 2007.

(2) Interest consists of estimated interest payments until maturity under our credit facility using the interest rate payable as of December 31, 2006.

(3) Operating leases includes leases for office and studio space and towers.

(4) Purchase obligations includes contracts for rating services, sports programming rights, consultants and on-air personalities not employed by us.

Related Party Transactions

On August 4, 2006, we sold our radio towers located in West Palm Beach-Boca Raton, FL for approximately $2.2 million to Beasley Family Towers, Inc. ("BFT"), which is owned by George G. Beasley, Bruce G. Beasley, Caroline Beasley, Brian E. Beasley, and other family members of George G. Beasley, and deferred a gain on sale of $1.1 million. We obtained an appraisal from an independent appraisal company to estimate the fair value of the sold assets. These radio towers were sold primarily to focus on our core business of acquiring, developing and operating radio stations. On August 4, 2006, we entered into an agreement to lease the sold radio towers in West Palm Beach-Boca Raton, FL back from BFT. However, as part of the negotiated sales price which was established in connection with the independent appraisal, we will not pay rent during the five-year term of this agreement, which will expire on August 4, 2011. The gain on sale will be recognized as rental expense is incurred under future lease agreements. These transactions were approved by the Audit Committee.

We leased office and studio space for three radio stations in Boca Raton, FL from BFT. The building was sold to a third party during the second quarter of 2006. For the years ended December 31, 2004, 2005 and 2006, related party rental expense was approximately $86,000, $90,000 and $46,000, respectively.

We lease land for office and studio space for nine radio stations in Augusta, GA from George G. Beasley. The lease agreement expires on November 1, 2023. For the year ended December 31, 2004, 2005 and 2006, rental expense was approximately $32,000, $33,000 and $34,000, respectively. The lease agreement was based on competitive bids from third parties and was reviewed by our Audit Committee. We believe that this lease agreement is on terms at least as favorable to us as could have been obtained from a third party.

From time to time, we lease aircraft for business trips from Riviera Management, LLC, which is wholly-owned by George G. Beasley. For the years ended December 31, 2004, 2005 and 2006, rental expense was approximately $91,000, $131,000 and $66,000, respectively. The lease rates are based on the operating cost incurred by Riviera Management, LLC therefore we believe that the lease rates are on terms at least as favorable to us as could have been obtained from a third party.

The following related party transactions are based on agreements entered into prior to our initial public offering in 2000 at which time we did not have an Audit Committee. However, these agreements were evaluated by our board of directors at the time of entering the agreements and we believe that they are on terms at least as favorable to us as could have been obtained from a third party.

In December 2000, we sold most of our radio towers and related real estate assets to BFT for $5.1 million in unsecured notes. We sold these radio towers and related real estate assets primarily to focus on our core business of acquiring, developing and operating radio stations. As of December 31, 2006, the aggregate outstanding balance of the notes receivable was $4.1 million. The notes are due in aggregate monthly payments of approximately $38,000, including interest at 6.77%. The notes mature on December 28, 2020. For the years ended December 31, 2004, 2005 and 2006 interest income on the notes receivable from BFT was approximately $305,000, $294,000 and $283,000, respectively.

We lease radio towers for 21 radio stations under separate lease agreements from BFT. The lease agreements expire on December 28, 2020. For the years ended December 31, 2004, 2005 and 2006, rental expense was approximately $527,000, $529,000 and $542,000, respectively.

We lease a radio tower for WCHZ-FM in Augusta, GA from Wintersrun Communications, Inc., which is owned by George G. Beasley and Brian E. Beasley. The lease agreement expires on April 30, 2014. For the years ended December 31, 2004, 2005 and 2006, rental expense was approximately $24,000, $25,000 and $26,000, respectively.

We lease office and studio space for five radio stations in Ft. Myers, FL from George G. Beasley. The lease agreements expire on August 31, 2009. For the years ended December 31, 2004, 2005 and 2006, rental expense was approximately $118,000, $124,000 and $134,000, respectively.

We lease office space for our principal executive offices in Naples, FL from Beasley Broadcasting Management Corp., which is wholly-owned by George G. Beasley. For the years ended December 31, 2004, 2005 and 2006, rental expense was approximately $106,000, $111,000 and $119,000, respectively.

As of December 31, 2006, future minimum payments to related parties for the next five years and thereafter, which are included in the Contractual Obligations table above, are summarized as follows:

2007	$ 647,605
2008	655,233
2009	611,501
2010	513,841
2011	514,731
Thereafter	4,527,649
Total	$7,470,560

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risk is the risk of loss arising from adverse changes in market rates and prices such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our credit facility. As of December 31, 2006, all of our long-term debt bears interest at variable rates. Accordingly, our earnings are affected by changes in interest rates. Assuming the current level of borrowings at variable rates and assuming a one-percentage point increase in the current interest rate under these borrowings, we estimate that our annualized interest expense would increase by $1.5 million and our net income would decrease by $0.9 million. In the event of an adverse change in interest rates, management may take actions to mitigate our exposure. However, due to the uncertainty of the actions that would be taken and their possible effects, this interest rate analysis assumes no such actions. Further, the analysis does not consider the effects of the change in the level of overall economic activity that could exist in such an environment.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BEASLEY BROADCAST GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Beasley Broadcast Group, Inc.:

We have audited the accompanying consolidated balance sheet of Beasley Broadcast Group, Inc. and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the year ended December 31, 2006. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beasley Broadcast Group, Inc. and subsidiaries as of December 31, 2006 and the results of their operations and their cash flows for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule for the year ended December 31, 2006, when considered in relation to the basic 2006 consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Beasley Broadcast Group, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 5, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ Crowe Chizek and Company LLC

March 5, 2007
Fort Lauderdale, Florida

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Beasley Broadcast Group, Inc.:

We have audited the accompanying consolidated balance sheets of Beasley Broadcast Group, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2005. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beasley Broadcast Group, Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule for the two-year period ended December 31, 2005, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

March 6, 2006
Tampa, Florida
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Beasley Broadcast Group, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Beasley Broadcast Group, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Beasley Broadcast Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Beasley Broadcast Group, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Beasley Broadcast Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Beasley Broadcast Group, Inc. and subsidiaries as of December 31, 2006 and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the year then ended December 31, 2006, and our report dated March 5, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Chizek and Company LLC

March 5, 2007
Fort Lauderdale, Florida

BEASLEY BROADCAST GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 16,278,951	$ 8,546,344
Accounts receivable, less allowance for doubtful accounts of $489,769 in 2005 and $312,200 in 2006	21,631,643	23,594,736
Trade sales receivable	945,106	1,079,507
Other receivables	483,602	941,597
Prepaid expenses	1,763,660	1,125,065
Derivative financial instruments	971,864	—
Deferred tax assets	453,897	787,755
Total current assets	42,528,723	36,075,004
Notes receivable from related parties	4,254,350	4,084,903
Property and equipment, net	19,007,810	25,787,641
FCC broadcasting licenses	199,661,298	206,324,298
Goodwill	10,128,224	19,931,568
Investments	1,044,128	923,504
Other assets	4,192,463	4,840,915
Total assets	$280,816,996	$297,967,833
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current installments of long-term debt	$ —	$ 3,750,000
Accounts payable	1,770,129	2,574,180
Accrued expenses	8,100,733	8,533,810
Trade sales payable	862,882	875,562
Total current liabilities	10,733,744	15,733,552
Long-term debt, less current installments	144,375,000	150,625,000
Deferred tax liabilities, net	37,709,914	42,866,849
Other long-term liabilities	—	1,150,751
Total liabilities	192,818,658	210,376,152
Commitments and contingencies (note 16)		
Preferred stock, $.001 par value, 10,000,000 shares authorized, none issued	—	—
Class A common stock, $.001 par value, 150,000,000 shares authorized, 7,834,864 and 8,357,323 issued in 2005 and 2006, respectively	7,835	8,357
Class B common stock, $.001 par value, 75,000,000 shares authorized, 16,712,743 issued in 2005 and 2006	16,712	16,712
Additional paid-in capital	110,595,394	109,988,458
Accumulated deficit	(18,477,748)	(14,297,106)
Accumulated other comprehensive income	1,081,431	287,257
Unearned compensation	(2,736,988)	—
Treasury stock, Class A, 174,976 and 919,261 shares in 2005 and 2006, respectively	(2,488,298)	(8,411,997)
Total stockholders' equity	87,998,338	87,591,681
Total liabilities and stockholders' equity	$280,816,996	$297,967,833

See accompanying notes to consolidated financial statements

BEASLEY BROADCAST GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006
Net revenue	$122,204,954	$124,293,932	$125,190,251
Costs and expenses:			
Cost of services (including stock-based compensation of $704 in 2006 and excluding depreciation and amortization shown separately below)	40,382,608	41,095,051	42,837,247
Selling, general and administrative (including stock-based compensation of $36,027 and $211,740 in 2005 and 2006, respectively)	42,735,701	45,005,086	44,393,566
LMA fees	—	—	491,135
Corporate general and administrative (including stock-based compensation of $1,060,585 and $1,939,857 in 2005 and 2006, respectively)	6,384,047	8,053,965	8,766,454
Depreciation and amortization	2,838,273	2,897,059	2,773,086
Impairment loss	—	2,002,968	—
Asset purchase agreement termination costs	—	141,449	—
Total costs and expenses	92,340,629	99,195,578	99,261,488
Operating income	29,864,325	25,098,354	25,928,763
Other income (expense):			
Interest expense	(7,447,839)	(7,370,206)	(9,199,555)
Loss on extinguishment of long-term debt	(2,418,781)	—	—
Other non-operating expenses	(220,731)	(87,450)	(58,704)
Gain on increase in fair value of derivative financial instruments	179,185	—	—
Interest income	384,022	498,908	499,364
Other non-operating income	53,442	214,967	32,699
Income before income taxes	20,393,623	18,354,573	17,202,567
Income tax expense	8,362,781	7,649,244	7,068,390
Net income	$ 12,030,842	$ 10,705,329	$ 10,134,177
Basic net income per share	$ 0.50	$ 0.44	$ 0.42
Diluted net income per share	$ 0.49	$ 0.44	$ 0.42
Basic common shares outstanding	24,263,103	24,201,679	23,890,371
Diluted common shares outstanding	24,528,971	24,325,976	24,205,842

See accompanying notes to consolidated financial statements

BEASLEY BROADCAST GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006
Net income	$12,030,842	$10,705,329	$10,134,177
Other comprehensive income (loss):			
Unrealized loss on available-for-sale investment (net of income tax expense of income tax benefit of $78,785, $987,126 and $124,356 for the years ended December 31, 2004, 2005 and 2006, respectively)	(125,215)	(1,568,874)	(197,644)
Unrealized gain (loss) on derivative financial instruments (net of income tax expense of $224,999 for the year ended December 31, 2004 and income tax benefit of $13,287 and $375,334 for the years ended December 31, 2005 and 2006, respectively)	357,598	(21,119)	(596,530)
Other comprehensive income (loss)	232,383	(1,589,993)	(794,174)
Comprehensive income	$12,263,225	$ 9,115,336	$ 9,340,003

See accompanying notes to consolidated financial statements

BEASLEY BROADCAST GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Unearned Compensation	Treasury Stock	Net Stockholders' Equity
Balances as of December 31, 2003	$7,443	$16,832	$106,654,351	$(39,707,348)	$ 2,439,041	$ —	$ —	$69,410,319
Net income	—	—	—	12,030,842	—	—	—	12,030,842
Other comprehensive income	—	—	—	—	232,383	—	—	232,383
Conversion of Class B common stock to Class A common stock	15	(15)	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	(623,209)	(623,209)
Exercise of stock options	2	—	16,498	—	—	—	—	16,500
Tax benefit from exercise of stock options	—	—	8,352	—	—	—	—	8,352
Balances as of December 31, 2004	7,460	16,817	106,679,201	(27,676,506)	2,671,424	—	(623,209)	81,075,187
Net income	—	—	—	10,705,329	—	—	—	10,705,329
Other comprehensive loss	—	—	—	—	(1,589,993)	—	—	(1,589,993)
Cash dividends, $0.0625 per common share	—	—	—	(1,506,571)	—	—	—	(1,506,571)
Conversion of Class B common stock to Class A common stock	105	(105)	—	—	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	(1,865,089)	(1,865,089)
Exercise of stock options	3	—	24,747	—	—	—	—	24,750
Tax benefit from exercise of stock options	—	—	11,330	—	—	—	—	11,330
Stock-based compensation	267	—	3,833,333	—	—	(3,833,600)	—	—
Amortization of unearned compensation	—	—	—	—	—	1,096,612	—	1,096,612
Other equity transaction	—	—	46,783	—	—	—	—	46,783
Balances as of December 31, 2005	7,835	16,712	110,595,394	(18,477,748)	1,081,431	(2,736,988)	(2,488,298)	87,998,338
Net income	—	—	—	10,134,177	—	—	—	10,134,177
Other comprehensive loss	—	—	—	—	(794,174)	—	—	(794,174)
Cash dividends, $0.0625 per common share	—	—	—	(5,953,535)	—	—	—	(5,953,535)
Purchase of treasury stock	—	—	—	—	—	—	(5,923,699)	(5,923,699)
Tax shortfall from vesting of restricted stock	—	—	(21,727)	—	—	—	—	(21,727)
Reversal of unearned compensation upon adoption of SFAS 123(R)	—	—	(2,736,988)	—	—	2,736,988	—	—
Stock-based compensation	522	—	2,151,779	—	—	—	—	2,152,301
Balances as of December 31, 2006	$8,357	$16,712	$109,988,458	$(14,297,106)	$ 287,257	$ —	$(8,411,997)	$87,591,681

See accompanying notes to consolidated financial statements

BEASLEY BROADCAST GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006
Cash flows from operating activities:			
Net income	$ 12,030,842	$ 10,705,329	$ 10,134,177
Adjustments to reconcile net income to net cash provided by operating activities:			
Income from trade sales	(561,567)	(305,354)	(245,176)
Stock-based compensation	—	1,096,612	2,152,301
Depreciation and amortization	2,838,273	2,897,059	2,773,086
Impairment loss	—	2,002,968	—
Asset purchase agreement termination costs	—	141,449	—
Amortization of loan fees	438,248	451,172	381,135
Loss on extinguishment of long-term debt	2,418,781	—	—
Gain on increase in fair value of derivative financial instruments	(179,185)	—	—
Gain on sale of building	—	(204,366)	—
Deferred income taxes	6,707,656	3,515,581	5,322,767
Change in operating assets and liabilities:			
(Increase) decrease in receivables	176,523	(95,349)	(2,421,088)
(Increase) decrease in prepaid expenses	(27,738)	(44,518)	638,595
Increase in other assets	(842,219)	(360,051)	(803,995)
Increase in payables and accrued expenses	1,736,506	666,496	1,277,667
Net cash provided by operating activities	24,736,120	20,467,028	19,209,469
Cash flows from investing activities:			
Capital expenditures	(3,852,961)	(3,177,562)	(4,776,092)
Payments for acquisition of radio station	—	—	(22,161,142)
Proceeds from sale of building	—	620,000	—
Proceeds from sale of towers	—	—	2,176,275
Payments for investments	(2,751)	(1,375)	(201,376)
Repayment of notes receivable from related parties	147,318	158,382	169,447
Net cash used in investing activities	(3,708,394)	(2,400,555)	(24,792,888)
Cash flows from financing activities:			
Proceeds from issuance of indebtedness	168,986,906	—	16,000,000
Principal payments on indebtedness	(179,986,906)	(14,611,906)	(6,000,000)
Payments of loan fees	(2,300,323)	(232,500)	(209,688)
Proceeds from exercise of stock options	16,500	24,750	—
Other equity transaction	—	46,783	—
Cash dividends paid	—	—	(5,994,074)
Payments for treasury stock	(623,209)	(1,865,089)	(5,923,699)
Tax shortfall from vesting of restricted stock	—	—	(21,727)
Net cash used in financing activities	(13,907,032)	(16,637,962)	(2,149,188)
Net increase (decrease) in cash and cash equivalents	7,120,694	1,428,511	(7,732,607)
Cash and cash equivalents at beginning of year	7,729,746	14,850,440	16,278,951
Cash and cash equivalents at end of year	$ 14,850,440	$ 16,278,951	$ 8,546,344
Cash paid for interest	$ 7,035,949	$ 6,986,377	$ 8,906,516
Cash paid for income taxes	$ 922,580	$ 5,033,545	$ 1,644,731
Supplement disclosure of non-cash operating and investing activities:			
Trade sales revenue	$ 6,264,681	$ 4,811,436	$ 4,161,965
Trade sales expense	$ 5,703,114	$ 4,506,082	$ 3,916,789
Property and equipment acquired through placement of advertising airtime	$ 494,230	$ 89,747	$ 123,455
Issuance of restricted stock	$ —	$ 3,833,600	$ —

See accompanying notes to consolidated financial statements

BEASLEY BROADCAST GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Nature of Business and Basis of Presentation

Beasley Broadcast Group, Inc. (the "Company") is a radio broadcasting company operating one reportable business segment whose primary business is acquiring, developing, and operating radio stations throughout the United States. The Company owns and operates 43 radio stations in the following markets: Atlanta, GA, Boston, MA, Philadelphia, PA, Miami-Ft. Lauderdale, FL, Las Vegas, NV, West Palm Beach-Boca Raton, FL, Ft. Myers-Naples, FL, Wilmington, DE, Greenville-New Bern-Jacksonville, NC, Fayetteville, NC and Augusta, GA.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the consolidated accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Certain amounts in the 2005 consolidated financial statements have been reclassified to conform to the 2006 presentation.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. To the extent management's estimates prove to be incorrect, financial results for future periods may be adversely affected.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of amounts held on deposit with financial institutions including short-term investments with an original maturity of three months or less. At times, such deposits may exceed FDIC insurance limits.

Accounts Receivable

Accounts receivable consists primarily of uncollected amounts due from advertisers for the sale of advertising airtime. The amounts are net of advertising agency commissions and an allowance for doubtful accounts. Advertisers are generally invoiced after the commercials are broadcast. The allowance for doubtful accounts is based on management's judgment of the collectability of the accounts receivable based on historical information, relative improvements or deteriorations in the age of the accounts receivable and changes in current economic conditions.

Property and Equipment

Property and equipment are reported at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets for financial reporting purposes. For income tax purposes, property and equipment is depreciated using accelerated methods. Repairs and maintenance are charged to expense as incurred.

Impairment

The Company assesses the recoverability of property and equipment and certain intangibles, whenever an event has occurred that may result in an impairment loss, by comparing estimates of related future undiscounted cash flows to the carrying amounts of the assets. If the future undiscounted cash flow estimate is less than the carrying amount, the carrying amount is reduced to the estimated fair value. The Company also evaluates the useful lives of property and equipment and certain intangibles to determine whether events or circumstances warrant revised depreciation or amortization periods.

FCC Broadcasting Licenses and Goodwill

FCC broadcasting licenses and goodwill are stated at cost less the accumulated amortization recorded through December 31, 2001, at which time the Company adopted SFAS 142. FCC broadcasting licenses and goodwill are not amortized but are tested for impairment at least annually as of December 31 in accordance with the provisions of SFAS 142.

Investments

The Company's investments in MIVA (formerly known as FindWhat.com) and ioWorldMedia are classified as available-for-sale and recorded at fair value based on their quoted market prices. Unrealized gains or losses on MIVA and ioWorldMedia are reported, net of income taxes, as a component of accumulated other comprehensive income in stockholders' equity. The Company's investments in iBiquity are recorded at historical cost due to restrictions that limit the Company's ability to sell or otherwise dispose of the securities.

Loan Fees

The costs related to the issuance of debt are capitalized and accounted for as interest expense using the effective interest method over the life of the related debt.

Revenue Recognition

Revenue from the sale of advertising airtime is recognized when commercials are broadcast and collection is reasonably assured. Revenues are reported net of advertising agency commissions in the consolidated financial statements. An allowance is recorded for uncollectible accounts. Trade sales are recorded at the estimated fair value of the goods or services received. Revenue from trade sales is recognized when commercials are broadcast. Goods or services are recorded when received. If commercials are broadcast before the goods or services are received then a trade sales receivable is recorded. If goods or services are received before the broadcast of commercials then a trade sales payable is recorded.

Concentration of Risk

The radio stations located in Miami-Ft. Lauderdale, FL and Philadelphia, PA contributed 49.2% of the Company's net revenue during 2006.

Program Rights

The total contract costs for sports programming rights are expensed on a straight-line basis in the periods in which the games are played and broadcast and are reported in cost of services in the consolidated statements of operations. Other payments are expensed when additional contract elements, such as post-season games, are played and broadcast.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS 123(R), *Share-Based Payment* using the modified prospective transition method. Under this method, the stock-based compensation recognized beginning January 1, 2006 includes compensation cost for (i) all stock-based awards granted prior to, but not vested as of January 1, 2006, based on the grant date fair value originally estimated in accordance with the provisions of SFAS 123, *Accounting for Stock-Based Compensation*, and (ii) all stock-based awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Prior periods are not restated under this transition method. In addition, in accordance with SFAS123(R), the Company is required to estimate the amount of expected forfeitures when calculating compensation cost, instead of accounting for forfeitures as incurred, which was the Company's previous method.

Prior to January 1, 2006, the Company accounted for the Plan under the recognition and measurement principles of APB 25, *Accounting for Stock Issued to Employees*, as permitted by SFAS 123. The following table illustrates the effect on net income and net income per share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation.

	2004	2005
Net income	$12,030,842	$10,705,329
Add stock-based compensation expense included in reported net income (net of income tax benefit of $423,511 for the year ended December 31, 2005)	—	673,101
Deduct total stock-based compensation expense determined under fair value based methods for all awards (net of income tax benefit of $354,010 and $671,854 for the years ended December 31, 2004 and 2005, respectively)	(562,639)	(1,067,802)
Adjusted net income	$11,468,203	$10,310,628
Net income per share:		
Basic—as reported	$ 0.50	$ 0.44
Basic—as adjusted	$ 0.47	$ 0.43
Diluted—as reported	$ 0.49	$ 0.44
Diluted—as adjusted	$ 0.47	$ 0.42

Local Marketing Agreement (LMA) Fees

LMA fees consist of amounts paid by the Company to the owner of WJBR-FM under a LMA which permitted the Company to program and market WJBR-FM prior to completion of the acquisition on February 1, 2007. The Company sometimes enters into such agreements in connection with acquisitions or dispositions of radio stations pending regulatory approval to transfer the FCC licenses. However, as the holder of the FCC license, the owner retains control and responsibility for operating the station, including responsibility for all programming broadcast on the radio station. The Company includes revenues earned and expenses incurred, including the associated LMA fee, in its results of operations during the term of the LMA, which generally expires upon completion of the acquisition or disposition.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Share

Basic earnings per share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Common shares outstanding include shares of both Class A and Class B common stock. Diluted earnings per share reflect the potential dilution that could occur if stock options, restricted stock or other contracts to issue common stock were exercised or converted into common stock and were not anti-dilutive.

Defined Contribution Plan

The Company has a defined contribution plan that conforms with Section 401(k) of the Internal Revenue Code. Under this plan, employees may contribute a minimum of 1% of their compensation (no maximum) to the Plan. The Internal Revenue Code, however, limited contributions to $13,000 or $16,000 if aged 50 years or older in 2004, $14,000 or $18,000 if aged 50 years or older in 2005, and $15,000 or $20,000 if aged 50 years or older in 2006. There was no employer matching contributions for the years ended December 31, 2004, 2005 and 2006.

Derivative Financial Instruments

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses interest rate swap agreements to reduce the potential impact of changes in interest rates on its credit facility. These swap agreements are all designated and accounted for as cash flow hedges of the Company's credit facility in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") 133. The swap agreements are reported at fair value in the consolidated balance sheet and any changes in fair value are reported, net of income taxes, as a component of accumulated other comprehensive income in stockholders' equity.

Segment Information

Effective January 1, 2004, the Company reorganized its internal reporting process and the information provided to the Company's chief operating decision maker to better facilitate his evaluation of the performance of the Company's radio stations. The Company's chief operating decision maker no longer evaluates performance or allocates resources based on the operating segments reported during periods that ended prior to January 1, 2004. As a result of this reorganization, the Company now operates only one reportable segment, which includes all of its radio stations.

Recent Accounting Pronouncements

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. Effective December 31, 2006, the Company adopted SAB 108 with no material impact on its results of operations or financial position.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109*, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its results of operations or financial position.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not completed its evaluation of the impact of the adoption of SFAS 157.

(3) Acquisitions

Radio station acquisitions are accounted for by the purchase method for financial statement purposes, and accordingly, the purchase price is allocated to the assets acquired based on their estimated fair market values at the date of the acquisition. Operations of acquired radio stations are included in the results of the Company from the acquisition date of each radio station.

Completed Acquisition

On August 7, 2006, the Company acquired the assets of KDWN-AM in Las Vegas, NV for approximately $22.2 million. The Company purchased KDWN-AM to complement its current market cluster in Las Vegas, NV and believes that the addition will allow it to compete more effectively and increase revenue share in that market. This acquisition was partially funded with cash on hand, including proceeds of $2.2 million from the sale of the Company's radio towers located in West Palm Beach-Boca Raton, FL, and partially financed with $16.0 million of borrowings from its credit facility. The sale of the Company's radio towers located in West Palm Beach-Boca Raton, FL (see note 15) and the purchase of certain assets acquired with KDWN-AM were completed as a like-kind exchange under Section 1031 of the Internal Revenue Code. The operations of KDWN-AM have been included in the Company's results of operations since its acquisition date.

The acquisition is summarized as follows:

Land	$ 5,000,000
Other property and equipment	661,562
FCC broadcasting license	6,663,000
Goodwill	9,803,344
Other	33,236
Payments for acquisition of radio station	$22,161,142

Subsequent Acquisition

On February 1, 2007, the Company acquired the assets of WJBR-FM in Wilmington, DE from NextMedia Group, Inc. for $42.0 million. This acquisition was financed with $42.0 million of borrowings under its credit facility. The Company purchased WJBR-FM to complement its current market cluster in Philadelphia, PA and believes that the addition will allow it to compete more effectively and increase revenue share in that market. The Company began operating WJBR-FM under a local marketing agreement ("LMA") with NextMedia Group, Inc. on October 1, 2006. The Company has included revenues earned and expenses incurred, including the associated fee, under the LMA in its results of operations during the term of the LMA, which expired upon completion of this acquisition. The transaction was structured as a "reverse" like-kind exchange in which the Company assigned its rights under the asset purchase agreement to a qualified intermediary in accordance with Section 1031 of the Internal Revenue Code. However, no assurance can be given that the transaction will qualify as a like-kind exchange under Section 1031 of the Internal Revenue Code or that the Company will achieve any tax-savings as a result of this structure. On February 1, 2007, the Company began operating WJBR-FM under a local marketing agreement with the qualified intermediary. The Company will include revenues earned and expenses incurred, including the associated fee, under the LMA in its results of operations during the term of the LMA, which will expire upon the transfer of WJBR-FM from the qualified intermediary back to the Company no later than July 31, 2007.

Pending Acquisition

On December 12, 2006, the Company entered into a definitive asset purchase agreement to acquire KBET-AM in Las Vegas, NV for $2.5 million. The Company expects to complete this acquisition during the first quarter of 2007 however; it is subject to certain conditions, including FCC approval. The Company intends to finance this acquisition with cash on hand.

Termination of Asset Purchase Agreement

In June 2004, the Company entered into an asset purchase agreement to acquire WGQR-FM and WBLA-AM in the Elizabethtown radio market in North Carolina for approximately $850,000. On June 24, 2005, the FCC released a decision denying the request for waiver of the multiple ownership rules that the Company had filed in connection with its application to acquire WGQR-FM and WBLA-AM. The decision also dismissed the related pending assignment application. Consequently, the asset purchase agreement was effectively terminated on June 24, 2005 and the Company wrote off $141,449 of previously capitalized costs related to the asset purchase agreement.

(4) Derivative Financial Instruments

As of December 31, 2005, the Company was a party to five interest rate swap agreements with a $75.0 million aggregate notional amount. These agreements expired during the second and third quarter of 2006. As of December 31, 2005, the fair value of these agreements reported in accumulated other comprehensive income was a current asset of $1.0 million.

The Company paid additional interest of $0.5 million under its swap agreements for the year ended December 31, 2004. The Company received additional interest of $0.6 million and $1.0 million under its swap agreements for the year ended December 31, 2005 and 2006, respectively. The amount received or paid is based on the differential between the specified rates of the swap agreements and the variable interest rate of the credit facility.

(5) Property and Equipment

Property and equipment is comprised of the following:

	December 31,		Estimated useful lives
	2005	2006	(years)
Land, buildings and improvements	$ 9,532,552	$ 15,081,722	15-30
Broadcast equipment	17,773,521	18,527,683	5-15
Transportation equipment	1,460,862	1,793,182	5
Office equipment	4,139,535	4,191,619	5-10
Construction in progress	2,000,703	2,060,452	—
	34,907,173	41,654,658	
Less accumulated depreciation and amortization	(15,899,363)	(15,867,017)	
	$ 19,007,810	$ 25,787,641	

(6) FCC Broadcasting Licenses and Goodwill

The changes in the carrying amount of FCC broadcasting licenses for the year ended December 31, 2006 are as follows:

Balance as of December 31, 2005	$199,661,298
Acquisition of KDWN-AM	6,663,000
Balance as of December 31, 2006	$206,324,298

The Company tested its FCC broadcasting licenses for impairment as of December 31, 2005 and 2006 in accordance with the provisions of SFAS 142. To assist in estimating the fair value of its FCC broadcasting licenses as of December 31, 2005 and 2006, the Company obtained appraisals from an independent appraisal company. As a result of the testing, the Company recorded an impairment loss of $2.0 million as of December 31, 2005 related to the FCC broadcasting licenses in its Augusta, GA market cluster.

The changes in the carrying amount of goodwill for the year ended December 31, 2006 are as follows:

Balance as of December 31, 2005	$10,128,224
Acquisition of KDWN-AM	9,803,344
Balance as of December 31, 2006	$19,931,568

(7) Investments

As of December 31, 2005 and 2006, the Company held 200,000 shares of common stock of MIVA (formerly known as FindWhat.com). The fair value of the common stock was $1.0 million and $0.7 million as of December 31, 2005 and 2006, respectively. The unrealized gain reported in accumulated other comprehensive income was $0.8 million and $0.5 million as of December 31, 2005 and 2006, respectively.

As of December 31, 2006, the Company held 533,334 shares of common stock of ioWorldMedia. The fair value of the common stock was $0.2 million as of December 31, 2006. The unrealized loss reported in accumulated other comprehensive income was approximately $8,000.

As of December 31, 2005 and 2006, the Company held 5,394 shares of series A preferred stock of iBiquity Digital. The carrying amount of the series A preferred stock was approximately $50,000 as of December 31, 2005 and 2006. As of December 31, 2005 and 2006, the Company held 1,344 and 1,792 shares of series C preferred stock of iBiquity Digital, respectively. The carrying amount of the series C preferred stock was approximately $4,000 and $6,000 as of December 31, 2004 and 2005, respectively.

(8) Accrued Expenses

Accrued expenses is comprised of the following:

	December 31,	
	2005	2006
Accrued payroll	$2,413,312	$2,673,541
Dividends payable	1,506,571	1,466,032
Deferred revenue	1,028,071	1,257,430
Other accrued expenses	3,152,779	3,136,807
	$8,100,733	$8,533,810

(9) Long-Term Debt

Long-term debt is comprised of the following:

	December 31,	
	2005	2006
Credit facility:		
Revolving credit loan	$ —	$ 54,375,000
Term loan	144,375,000	100,000,000
	144,375,000	154,375,000
Less current installments	—	(3,750,000)
	$144,375,000	$150,625,000

As of December 31, 2005, the credit facility consisted of a revolving credit loan with a maximum commitment of $75.0 million and a term loan of $150.0 million. The revolving credit loan and term loan carried interest, based on LIBOR, at 5.4375% as of December 31, 2005.

On January 30, 2006, the Company amended its credit agreement. The maximum commitment of the revolving credit loan was increased to $119.4 million and the term loan was reduced with borrowings from the revolving credit loan to $100.0 million. The maturity date was extended to June 30, 2013.

As of December 31, 2006, the credit facility consists of a revolving credit loan with a maximum commitment of $119.4 million and a term loan of $100.0 million. The revolving credit loan includes a $10.0 million sub-limit for letters of credit, which may be increased to $20.0 million upon the Company's request and with the approval of the Bank of Montreal, Chicago Branch in its capacity as a letter of credit issuer. On October 1, 2006, in connection with the agreement to acquire WJBR-FM in Wilmington, DE, the Company issued a letter of credit for $1.75 million, which expired after completion of the acquisition of WJBR-FM on February 1, 2007. At the Company's election, the revolving credit loan and term loan may bear interest at either the base rate or LIBOR plus a margin that is determined by the Company's debt to operating cash flow ratio. The base rate is equal to the higher of the prime rate or the overnight federal funds rate plus 0.5%. Interest on base rate loans is payable quarterly through maturity. Interest on LIBOR loans is payable on the last day of the selected LIBOR period and, if the selected period is longer than three months, every three months after the beginning of the LIBOR period. The revolving credit loan and term loan carried interest, based on LIBOR, at 6.875% as of December 31, 2006, and mature on June 30, 2013. The scheduled reductions in the amount available under the revolving credit loan may require principal repayments if the outstanding balance at that time exceeds the maximum amount available under the revolving credit loan.

As of December 31, 2006, the Company had $65.0 million in remaining commitments available under its credit facility; however, as of February 1, 2007, after completion of the acquisition of WJBR-FM in Wilmington, DE, the Company's maximum total leverage covenant would have limited additional borrowings to $12.9 million.

The credit facility is secured by substantially all of the Company's assets and guaranteed jointly and severally by all of the Company's subsidiaries. The guarantees were issued to the Company's lenders for repayment of the outstanding balance of the credit facility. If the Company defaults under the terms of the credit facility, the subsidiaries may be required to perform under their guarantees. The maximum amount of undiscounted payments the subsidiaries would have to make in the event of default is $196.4 million after completion of the acquisition of WJBR-FM on February 1, 2007. The guarantees for the revolving credit loan and term loan expire on June 30, 2013.

The scheduled repayments of the credit facility for the next five years and thereafter, after completion of the acquisition of WJBR-FM on February 1, 2007, are as follows:

	Revolving credit loan	Term loan	Total credit facility
2007	$ —	$ 3,750,000	$ 3,750,000
2008	—	5,000,000	5,000,000
2009	—	7,250,000	7,250,000
2010	—	8,000,000	8,000,000
2011	—	9,500,000	9,500,000
Thereafter	96,375,000	66,500,000	162,875,000
Total	$96,375,000	$100,000,000	$196,375,000

The Company must pay a quarterly unused commitment fee equal to 0.375% on the unused portion of the revolving credit loan. For the years ended December 31, 2004, 2005 and 2006, the Company paid unused commitment fees of $0.2 million, $0.3 million and $0.3 million, respectively.

The Company is required to satisfy financial covenants, which require it to maintain specified financial ratios and to comply with financial tests, such as ratios for maximum consolidated total debt, minimum interest coverage and minimum fixed charges. As of December 31, 2006, these financial covenants included:

- *Maximum Consolidated Total Debt Ratio.* As of December 31, 2006, the Company's consolidated total debt must not have exceeded 6.0 times its consolidated operating cash flow for the four quarters then ending (as those terms are defined in the credit agreement). On the last day of each fiscal quarter for the period from January 1, 2007 through December 31, 2007, the maximum ratio remains 6.0 times. On the last day of each fiscal quarter for the period from January 1, 2008 through December 31, 2008, the maximum ratio is 5.5 times; on the last day of each fiscal quarter for the period from January 1, 2009 through December 31, 2009, the maximum ratio is 5.0 times; on the last day of each fiscal quarter for all periods after January 1, 2010, the maximum ratio is 4.5 times.
- *Minimum Interest Coverage Ratio.* The Company's consolidated operating cash flow for the four quarters ending on the last day of each quarter must not have been less than 2.0 times the amount of our consolidated cash interest expense for such four quarter period.
- *Minimum Fixed Charge Ratio.* The Company's consolidated operating cash flow for any four consecutive quarters must not be less than 1.1 times the amount of our consolidated fixed charges for such four quarter period. Fixed charges include cash paid for interest, income taxes, capital expenditures, scheduled principal repayments, dividends, and agency and commitment fees.

Failure to comply with these financial covenants, scheduled interest payments, scheduled principal repayments, or any other terms of its credit facility could result in the acceleration of the maturity of its outstanding debt. The Company believes that it will have sufficient liquidity and capital resources to permit it to meet its financial obligations for at least the next twelve months.

As of December 31, 2006, management of the Company believed it was in compliance with applicable financial covenants.

(10) Fair Value of Financial Instruments

The Company's significant financial instruments and the methods used to estimate their fair values are as follows:

- Derivative financial instruments—The fair value of the Company's derivative financial instruments is based on an estimate of the amounts expected to be paid or received upon termination of the swap agreements.

- Notes receivable from related parties—The fair value of the Company's notes receivable from related parties, which carry a fixed rate of interest of 6.77% is $4.0 million, based on current market rates.
- Investments—The fair value of the Company's available-for-sale investment is estimated using quoted market prices.
- Long-term debt—The carrying amount of the Company's long-term debt approximates fair value due to the variable interest rate, which is based on current market rates.

(11) Treasury Stock

The Company's credit agreement permits it to purchase up to $50.0 million of the Company's common stock and on June 10, 2004, the board of directors authorized the Company to repurchase up to $25.0 million of its Class A common stock over a period of one year from the date of authorization which was extended on May 12, 2005 for one additional year. On May 24, 2006, the board of directors authorized the Company to increase the remaining balance under its previous authorization from $21.3 million to $25.0 million and to extend the repurchase period to May 23, 2007. The Company paid $0.6 million to repurchase 43,065 shares in 2004, $1.9 million to repurchase 131,911 shares in 2005, and $5.9 million to repurchase 744,285 shares in 2006. The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock.

(12) Stock-Based Compensation

As of December 31, 2006, the Company had one stock-based compensation plan. The 2000 Equity Plan of Beasley Broadcast Group, Inc. (the "Plan") permits the grant of stock options, restricted stock and other stock-based awards to employees and directors for up to 4.0 million shares of Class A common stock. Stock option awards are generally granted with an exercise price equal to the market price of the Company's shares at the date of grant; those stock option awards generally vest based on three to five years of service and have 10-year contractual terms. However, some stock option awards contain performance-related provisions that may delay vesting beyond five years but no longer than seven years after the date of grant. Restricted stock awards generally vest based on three to five years of service.

The fair value of each stock option award was estimated on the date of grant using the Black-Scholes option pricing model based on the assumptions noted in the following table. Expected volatility was based on implied and historical volatility of the Company's common stock. The Company uses historical data to estimate stock option exercise and employee departure behavior used in the Black-Scholes option pricing model. The expected term of stock options granted represents the period of time that stock options granted are expected to be outstanding. The risk-free interest rate is based on U.S. Treasury rates in effect for the contractual term at the time of grant. No stock option awards were granted during the year ended December 31, 2006.

	2004	2005
Expected volatility	62%	57%
Expected dividends	—	—
Expected term (in years)	7	7
Risk-free interest rate	4.13% – 4.53%	4.24%

A summary of stock option activity under the Plan as of December 31, 2006, and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2006	2,709,334	$15.20		
Granted	—	—		
Exercised	—	—		
Forfeited	(72,750)	14.68		
Outstanding as of December 31, 2006	2,636,584	$15.22	3.4	—
Exercisable as of December 31, 2006	2,388,793	$15.30	3.3	—

The weighted-average grant-date fair value of the stock options granted during the years ended December 31, 2004 and 2005 was $15.64 and $17.53, respectively. The total intrinsic value of the stock options exercised during the years ended December 31, 2004 and 2005 was approximately $20,000 and $28,000, respectively. As of December 31, 2006, there was $0.3 million of total unrecognized compensation cost related to stock options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.1 years.

A summary of restricted stock activity under the Plan as of December 31, 2006, and changes during the year then ended is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Unvested as of January 1, 2006	267,500	$14.38
Granted	526,076	7.97
Vested	(94,167)	14.38
Forfeited	(3,617)	13.14
Unvested as of December 31, 2006	695,792	$ 9.39

The total fair value of shares vested during the years ended December 31, 2006 was $1.3 million. As of December 31, 2006, there was $4.8 million of total unrecognized compensation cost related to restricted stock granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.6 years.

Prior to January 1, 2006, unearned compensation related to the restricted stock grants was recorded as a component of stockholders' equity based on the closing stock price on the grant date. Compensation expense was being recognized over the respective vesting period of each award. Upon the adoption of SFAS 123(R), the Company was required to charge the $2.7 million of unearned compensation as of December 31, 2005 against additional paid-in capital.

(13) Income Taxes

Total income tax expense is as follows:

	Year ended December 31,		
	2004	2005	2006
Continuing operations	$8,362,781	$ 7,649,244	$7,068,390
Additional paid-in capital	(8,352)	(11,330)	21,727
Accumulated other comprehensive income, net	146,214	(1,000,413)	(499,690)
	$8,500,643	$ 6,637,501	$6,590,427

Income tax expense from continuing operations is as follows:

	Year ended December 31,		
	2004	2005	2006
Federal:			
Current	$1,163,773	$3,182,046	$1,159,563
Deferred	5,455,079	2,814,068	4,270,908
	6,618,852	5,996,114	5,430,471
State:			
Current	499,610	952,153	673,150
Deferred	1,244,319	700,977	964,769
	1,743,929	1,653,130	1,637,919
	$8,362,781	$7,649,244	$7,068,390

Income tax expense from continuing operations differ from the amounts that would result from applying the federal statutory rate of 34% to the Company's income from continuing operations before taxes as follows:

	Year ended December 31,		
	2004	2005	2006
Expected tax expense	$6,933,832	$6,240,555	$5,848,873
State income taxes, net of federal benefit	1,046,193	1,174,381	1,065,785
Valuation allowance	188,565	(126,235)	23,093
Other	194,191	360,543	130,639
	$8,362,781	$7,649,244	$7,068,390

Temporary differences that give rise to the components of deferred tax assets and liabilities are as follows:

	December 31,	
	2005	2006
Deferred tax assets:		
Allowance for doubtful accounts	$ 189,149	$ 120,572
Unrealized loss on investment	3,862	128,218
Accrued expenses	640,085	667,184
Other long-term liabilities	—	444,420
Stock-based compensation	423,511	735,354
Net operating losses	538,549	561,642
Subtotal	1,795,156	2,657,390
Valuation allowance	(538,549)	(561,642)
Total	1,256,607	2,095,748
Deferred tax liabilities:		
Unrealized gain on derivative financial instruments	(375,334)	—
Property and equipment	(1,192,559)	(1,654,564)
Intangibles	(36,944,731)	(42,520,278)
Total	(38,512,624)	(44,174,842)
Net deferred tax liabilities	$(37,256,017)	$(42,079,094)

As of December 31, 2006, the Company has state net operating losses of $11.8 million, which expire in various years through 2026. The valuation allowance relates to net operating losses which management has determined, more likely than not, that such losses will not be utilized before they expire.

(14) Earnings Per Share

Net income per share calculation information is as follows:

	2004	2005	2006
Net income	$12,030,842	$10,705,329	$10,134,177
Weighted-average shares outstanding:			
Basic	24,263,103	24,201,679	23,890,371
Effect of dilutive securities			
Stock options	265,868	52,134	17,545
Restricted stock	—	72,163	297,926
Diluted	24,528,971	24,325,976	24,205,842
Net income per basic share	$ 0.50	$ 0.44	$ 0.42
Net income per diluted share	$ 0.49	$ 0.44	$ 0.42

(15) Related Party Transactions

Notes receivable from related parties totaling $4.1 million as of December 31, 2006 are due from Beasley Family Towers, Inc. ("BFT"), which is owned by George G. Beasley, Bruce G. Beasley, Caroline Beasley, Brian E. Beasley and other family members of George G. Beasley, in monthly payments including interest at 6.77%. The notes mature on December 28, 2020. For the years ended December 31, 2004, 2005 and 2006 interest income on the notes receivable from BFT was approximately $305,000, $294,000 and $283,000, respectively.

The Company leases certain radio towers from BFT. The lease agreements expire on December 28, 2020. For the years ended December 31, 2004, 2005 and 2006, rental expense was approximately $527,000, $529,000 and $542,000, respectively.

On August 4, 2006, the Company sold its radio towers located in West Palm Beach-Boca Raton, FL for approximately $2.2 million to BFT and deferred a gain on sale of $1.1 million. The gain is reported in other long-term liabilities in the accompanying balance sheet as of December 31, 2006. The Company sold these radio towers primarily to focus on its core business of acquiring, developing and operating radio stations. On August 4, 2006, the Company entered into an agreement to lease the sold radio towers in West Palm Beach-Boca Raton, FL back from BFT. However, as part of the negotiated sales price which was established in connection with an independent appraisal, the Company will not pay rent during the five-year term of this agreement, which expires on August 4, 2011. The gain on sale will be recognized as rental expense is incurred under future lease agreements.

The Company leases a radio tower in Augusta, GA from Wintersrun Communications, Inc., which is owned by George G. Beasley and Brian E. Beasley. The lease agreement expires on April 30, 2014. For the years ended December 31, 2004, 2005 and 2006, rental expense was approximately $24,000, $25,000 and $26,000, respectively.

The Company leases office and studio space in Ft. Myers, FL from George G. Beasley. The lease agreements expire on August 31, 2009. For the years ended December 31, 2004, 2005 and 2006, rental expense was approximately $118,000, $124,000 and $134,000, respectively.

The Company leases office and studio space in Boca Raton, FL from BFT. The building was sold to a third party during the second quarter of 2006. For the years ended December 31, 2004, 2005 and 2006, related party rental expense was approximately $86,000, $90,000 and $46,000, respectively.

The Company leases land in Augusta, GA from George G. Beasley. The lease agreement expires on November 1, 2023. For the year ended December 31, 2004, 2005 and 2006, rental expense was approximately $32,000, $33,000 and $34,000, respectively.

The Company leases office space in Naples, FL from Beasley Broadcasting Management Corp., which is wholly-owned by George G. Beasley. For the years ended December 31, 2004, 2005 and 2006, rental expense was approximately $106,000, $111,000 and $119,000, respectively.

From time to time, the Company leases aircraft for business trips from Riviera Management, LLC, which is wholly-owned by George G. Beasley. For the years ended December 31, 2004, 2005 and 2006, rental expense was approximately $91,000, $131,000 and $66,000, respectively.

As of December 31, 2006, future minimum payments to related parties for the next five years and thereafter are summarized as follows:

2007	$ 647,605
2008	655,233
2009	611,501
2010	513,841
2011	514,731
Thereafter	4,527,649
Total	$7,470,560

(16) Commitments and Contingencies

The Company leases property and equipment from third parties under five- to thirty-year operating leases. For the years ended December 31, 2004, 2005 and 2006, lease expense was $2.0 million, $2.0 million and $2.4 million, respectively.

The Company also has various commitments for rating services, sports programming rights, consultants, and on-air personalities not employed by us. As of December 31, 2006, future minimum payments to third parties for the next five years and thereafter are summarized as follows:

2007	$11,180,707
2008	7,099,229
2009	2,764,654
2010	1,599,666
2011	1,099,035
Thereafter	6,817,452
Total	$30,560,743

WQAM-AM's license renewal is currently subject to objections and indecency-related proceedings at the FCC, described below, and that renewal has not yet been granted. The Company timely-filed a renewal application in October 2003. Because the Company filed a timely renewal application, it continues to operate the radio station under this license in the ordinary course. The Company does not anticipate non-renewal.

In February 2004, the FCC initiated an enforcement inquiry in response to allegations that WQAM-AM had broadcast indecent material on one day in September 2003. In November 2004, the FCC issued to the Company a notice of apparent liability for a monetary forfeiture of $55,000 for alleged indecency violations relating to broadcasts on two additional days in September 2003 at WQAM-AM. In December 2004, the FCC initiated an enforcement inquiry in response to allegations that WQAM-AM had broadcast indecent material on eight different dates in 2004 on the Howard Stern Show; that inquiry also relates to WRXK-FM, which also carried the Howard Stern Show at that time. In August 2005, the FCC initiated an enforcement inquiry in response to allegations that WQAM-AM had broadcast indecent material on four different occasions; that inquiry also relates to WRXK. Other complaints involving the broadcast of alleged indecent or profane material by radio stations the Company owns remain pending.

KCYE-FM's license has not yet been renewed. The Company timely-filed a renewal application in June 2005. Because the Company filed a timely renewal application, it continues to operate the radio station under this license in the ordinary course. The Company does not anticipate non-renewal.

In the normal course of business, the Company is party to various legal matters. The ultimate disposition of these matters will not, in management's judgment, have a material adverse effect on the Company's financial position.

(17) Selected Quarterly Data (Unaudited)

The following unaudited information shows selected items for each quarter of the Company's two most recent fiscal years.

Year ended December 31, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$27,079,319	$32,205,500	$31,056,757	$34,848,675
Operating income	4,439,001	7,155,313	6,422,634	7,911,815
Net income	1,630,566	3,169,760	2,365,309	2,968,542
Basic net income per share	0.07	0.13	0.10	0.13
Diluted net income per share	0.07	0.13	0.10	0.13

Year ended December 31, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$28,636,183	$33,011,479	$32,051,349	$30,594,921
Operating income	4,237,247	8,131,807	7,879,931	4,849,369
Net income	1,627,560	3,787,764	3,757,945	1,532,060
Basic net income per share	0.07	0.16	0.16	0.06
Diluted net income per share	0.07	0.16	0.15	0.06

The Company began operating WJBR-FM under a local marketing agreement on October 1, 2006. WJBR-FM contributed $1.7 million to net revenue during the fourth quarter of 2006 and the Company paid LMA fees of $0.5 million to the owner of WJBR-FM during the same period. The Company completed the acquisition of WJBR-FM on February 1, 2007.

The Company recorded an impairment loss of $2.0 million related to the FCC broadcasting licenses in its Augusta, GA market cluster as of December 31, 2005.

BEASLEY BROADCAST GROUP, INC.

FINANCIAL STATEMENT SCHEDULE

VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2004, 2005 and 2006

Column A Description	Column B Balance at Beginning of Period	Column C Charged to Costs and Expenses	Column D Deductions	Column E Balance at End of Period
Year ended December 31, 2004:				
Allowance for doubtful accounts (deducted from accounts receivable)	467,303	1,147,109	1,068,205	546,207
Valuation allowance for deferred tax assets	476,219	188,565	—	664,784
Year ended December 31, 2005:				
Allowance for doubtful accounts (deducted from accounts receivable)	546,207	1,358,367	1,414,805	489,769
Valuation allowance for deferred tax assets	664,784	151,198	277,433	538,549
Year ended December 31, 2006:				
Allowance for doubtful accounts (deducted from accounts receivable)	489,769	985,491	1,163,060	312,200
Valuation allowance for deferred tax assets	538,549	57,283	34,190	561,642

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2006, the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

There has been no significant change in our internal controls over financial reporting during the Company's fourth fiscal quarter of 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of managements and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of the end of the most recent fiscal year. Crowe Chizek and Company LLC has issued an attestation report on management's assessment of the Company's internal control over financial reporting.

George G. Beasley
Caroline Beasley

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information relating to directors and executive officers required by this Item 10 is incorporated in this report by reference to the information set forth under the caption "Election of Directors" and "Executive Officers" in our definitive proxy statement for our 2007 Annual Meeting of Stockholders, which will be filed with the Commission no later than April 30, 2007. The information relating to certain filings on Forms 3, 4 and 5 is incorporated in this report by reference to the information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2007 proxy statement. The information relating to our Code of Business Conduct and Ethics is incorporated in this report by reference to the information set forth under the caption "Code of Business Conduct and Ethics" in our 2007 proxy statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated in this report by reference to the information set forth under the caption "Executive Compensation" in our 2007 proxy statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated in this report by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in our 2007 proxy statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated in this report by reference to the information set forth under the caption "Certain Relationships and Related Transactions" in our 2007 proxy statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is incorporated in this report by reference to the information set forth under the caption "Relationship with Independent Registered Public Accountants" in our 2007 proxy statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements. A list of financial statements included herein is set forth in the Index to Financial Statements appearing in "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

(b) Exhibits.

Exhibit Number	Description
2.1	Asset purchase agreement for radio station WJBR-FM in Wilmington, Delaware dated October 1, 2006. (12)
3.1	Amended certificate of incorporation of the Registrant. (1)
3.2	Third amended and restated bylaws of the Registrant. (2)
10.1	Executive employment agreement by and between Beasley Mezzanine Holdings, LLC and George G. Beasley dated as of May 13, 2005. (6)
10.2	Executive employment agreement by and between Beasley Mezzanine Holdings, LLC and Bruce G. Beasley dated as of May 13, 2005. (7)
10.3	Executive employment agreement by and between Beasley Mezzanine Holdings, LLC and B. Caroline Beasley dated as of May 13, 2005. (8)
10.4	Executive employment agreement by and between Beasley Mezzanine Holdings, LLC and Brian E. Beasley dated as of May 13, 2005. (9)
10.5	The 2000 Equity Plan of Beasley Broadcast Group, Inc. (1)
10.6	Credit agreement between Beasley Mezzanine Holdings, LLC, Bank of Montreal, Chicago Branch, as administrative agent, Bank of New York, as syndication agent, Harris Nesbitt and BNY Capital Markets, Inc. as co-lead arrangers, Bank of America N.A., ING Capital, LLC and Wells Fargo, National Association, as co-documentation agents, and other financial institutions, dated February 27, 2004. (3)
10.7	First amendment to credit agreement dated February 27, 2004 between Beasley Mezzanine Holdings, LLC, Bank of Montreal, Chicago Branch, as administrative agent, and other financial institutions, dated June 18, 2004. (4)
10.8	First amendment to the 2000 Equity Plan of Beasley Broadcast Group, Inc. (5)
10.9	Second amendment to credit agreement dated February 27, 2004 between Beasley Mezzanine Holdings, LLC, Bank of Montreal, Chicago Branch, as administrative agent, and other financial institutions, dated June 27, 2005. (10)
10.10	Third amendment to credit agreement dated February 27, 2004 between Beasley Mezzanine Holdings, LLC, Bank of Montreal, Chicago Branch, as administrative agent, and other financial institutions, dated January 30, 2006. (11)
21.1	Subsidiaries of the Company.
23.1	Consent of Crowe Chizek and Company LLC.
23.2	Consent of KPMG LLP.
31.1	Certification of Chief Executive Officer pursuant to Rule 15d-14(a) (17 CFR 240.15d-14(a)).

Exhibit Number	Description
31.2	Certification of Vice President, Chief Financial Officer, Secretary and Treasurer pursuant to Rule 15d-14(a) (17 CFR 240.15d-14(a)).
32.1	Certification of Chief Executive Officer pursuant to Rule 15d-14(b) (17 CFR 240.15d-14(b)) and 18 U.S.C. Section 1350.
32.2	Certification of Vice President, Chief Financial Officer, Secretary and Treasurer pursuant to Rule 15d-14(b) (17 CFR 240.15d-14(b)) and 18 U.S.C. Section 1350.

(1) Incorporated by reference to Exhibit 3.1 to Beasley Broadcast Group, Inc.'s Registration Statement on Form S-1/A dated February 11, 2000. (File No. 333-91683).
(2) Incorporated by reference to Exhibit 3.1 to Beasley Broadcast Group, Inc.'s Annual Report on Form 10-K dated February 13, 2001.
(3) Incorporated by reference to Exhibit 10.8 to Beasley Broadcast Group, Inc.'s Annual Report on Form 10-K dated March 12, 2004.
(4) Incorporated by reference to Exhibit 10.2 to Beasley Broadcast Group, Inc.'s Quarterly Report on Form 10-Q dated August 5, 2004.
(5) Incorporated by reference to Exhibit 10.2 to Beasley Broadcast Group, Inc.'s Registration Statement on Form S-8 dated May 27, 2004.
(6) Incorporated by reference to Exhibit 99.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K dated May 13, 2005.
(7) Incorporated by reference to Exhibit 99.2 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K dated May 13, 2005.
(8) Incorporated by reference to Exhibit 99.3 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K dated May 13, 2005.
(9) Incorporated by reference to Exhibit 99.4 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K dated May 13, 2005.
(10) Incorporated by reference to Exhibit 10.1 to Beasley Broadcast Group, Inc.'s Current Report on Form 8-K dated June 30, 2005.
(11) Incorporated by reference to Exhibit 10.11 to Beasley Broadcast Group, Inc.'s Annual Report on Form 10-K dated March 8, 2006.
(12) Incorporated by reference to Exhibit 2.1 to Beasley Broadcast Group, Inc.'s Quarterly Report on Form 10-Q dated November 1, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEASLEY BROADCAST GROUP, INC.

By: /s/ GEORGE G. BEASLEY

George G. Beasley
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicated have signed this report below.

Signature	Title	Date
/s/ GEORGE G. BEASLEY **George G. Beasley**	Chairman of the Board and Chief Executive Officer (principal executive officer)	March 8, 2007
/s/ BRUCE G. BEASLEY **Bruce G. Beasley**	President, Co-Chief Operating Officer and Director	March 8, 2007
/s/ CAROLINE BEASLEY **Caroline Beasley**	Vice President, Chief Financial Officer, Secretary, Treasurer and Director (principal financial and accounting officer)	March 8, 2007
/s/ BRIAN E. BEASLEY **Brian E. Beasley**	Vice President of Operations and Director	March 8, 2007
/s/ ALLEN B. SHAW **Allen B. Shaw**	Vice-Chairman of the Board	March 8, 2007
/s/ JOE B. COX **Joe B. Cox**	Director	March 8, 2007
/s/ MARK S. FOWLER **Mark S. Fowler**	Director	March 8, 2007
/s/ HERBERT W. MCCORD **Herbert W. McCord**	Director	March 8, 2007

Stockholder Information

Board of Directors

George G. Beasley
Chairman and Chief Executive Officer
Beasley Broadcast Group, Inc.

Allen B. Shaw
Vice-Chairman
President and CEO
Centennial Broadcasting, LLC

Bruce G. Beasley
President and Chief Operating Officer
Beasley Broadcast Group, Inc.

Caroline Beasley
Vice-President and Chief Financial Officer
Secretary and Treasurer
Beasley Broadcast Group, Inc.

Brian E. Beasley
Vice President of Operations
Beasley Broadcast Group, Inc.

Joe B. Cox, Attorney
Partner
Cox & Nici

Mark S. Fowler
Former Director
TalkAmerica, Inc.

Herbert W. McCord
President
Granum Communications Corp.


BEASLEY BROADCAST GROUP INC.
(Nasdaq: BBGI)

Transfer Agent
American Stock Transfer &
Trust Company
59 Maiden Lane, Ground Floor
New York, NY 10038

Counsel
Latham & Watkins LLP
555 Eleventh Street, N.W.
Suite 1000
Washington, D.C. 20004

Auditors
Crowe Chizek and Company LLC
6750 North Andrews Ave
Suite 200
Fort Lauderdale, FL 33309

Investor Relations
Beasley Broadcast Group, Inc. welcomes inquiries from stockholders or other interested parties. For additional copies of this report or other information, contact our Director of Corporate Communications at: (239) 263-5000.

Stock Listing
Beasley Broadcast Group, Inc. Class A common stock is traded on the Nasdaq National Market under the symbol BBGI.

Annual Meeting
The 2007 Annual Meeting of the stockholders will be held on Thursday, May 31, 2007 at 11:00 a.m. local time, in the corporate offices of Beasley Broadcast Group, Inc.:

Beasley Broadcast Group, Inc.
3033 Riviera Drive, Suite 200
Naples, FL 34103
Tel: (239) 263-5000
Fax: (239) 263-8191

Designed and produced by R.R. Donnelley Financial, Tampa, FL

Radio • Our Heritage • Our Future • Our Passion


BEASLEY BROADCAST GROUP INC.
(Nasdaq: BBGI)

3033 Riviera Drive, Suite 200
Naples, Florida 34103
(239) 263-5000, Fax: (239) 263-8191
www.bbgi.com

END